Exhibit 99.1

Brookfield Residential Properties Inc.

2014 | Q3

BRP: NYSE / TSX

September 30, 2014

Letter to Shareholders

Building on our progress from the first six months of 2014, we continued to achieve positive results in the third quarter of 2014. Income before income taxes was $131 million for the nine months ended September 30, 2014, compared with $81 million during the same period in 2013. The improvement was due to improved housing and land gross margin percentages, as our overall margin for the nine months ended September 30, 2014 increased to 30%, compared to 28% during the same period in 2013. In addition, we had a gain on commercial assets held for sale of $33 million during the first quarter of 2014.

Net income for the nine months ended September 30, 2014 was $153 million or $1.30 per diluted share, compared with $63 million or $0.54 per diluted share in the third quarter of 2013. Included in net income was the partial release of the valuation allowance on our U.S. deferred tax assets, which resulted in a benefit for income taxes of $45 million for the third quarter of 2014. We expect that the remaining valuation allowance with respect to our U.S. deferred tax asset will be released in the last quarter of 2014.

Market Overview

U.S.

The significant price appreciation experienced in most U.S. housing markets in 2012 and early 2013 was, in our opinion, reflective of a limited supply of housing being taken up by both investors and consumers. According to the S&P/Case-Shiller U.S. National Home Price Index, price appreciation over the two year period measured approximately 18% across the U.S. with some markets such as San Francisco experiencing approximately 40% appreciation. We believe the trajectory of the price increase was unsustainable and prices have since generally reverted back to a more normal growth curve. However, we believe several other factors have given rise to the current ‘pause’. Slower household formation, lack of mortgage availability, weakness in the overall quality of jobs being created and a degree of trepidation on the part of the first-time home buyer, we believe, are all contributing to the current state of the market. We also believe that it generally takes longer than one expects to achieve an economic recovery in a sector which has undergone significant duress.

The positive side of the current state of the market is the resulting pent-up demand that continues to build as families double up or stay in accommodations long after they no longer meet their growing family’s needs. It is our belief that this represents substantial unfilled demand. It is expected that as rents rise and the job situation improves, home ownership will again become more attractive.

As a result, we believe that we are still on track to achieve 1.5 million starts or more annually in the U.S. It may just take a little longer than many had thought. We believe that we are merely in a ‘pause’ from which we will eventually move forward to a housing market that comes back into balance over the next several years.

Canada

While concerns persist regarding the high-rise market in Vancouver and Toronto, the general concern for a “bubble” in the Canadian housing sector seems to have subsided. Proactive efforts by the Canadian government to address household debt are showing positive signs. According to Statistics Canada, the household debt service ratio, defined as household mortgage and non-mortgage interest paid divided by disposable income, was 6.94% in the second quarter, down from 6.97% in the first quarter and below the average rate of 7.11% recorded in 2013.

Our Alberta markets have continued to show strength. While prices for both oil and natural gas have faced downward pressure, technology advances and other initiatives have somewhat offset these pressures to drive those

Brookfield Residential Properties Inc.	1

industries forward. We continue to believe that North America’s energy needs can be served from North America and that this will ultimately be positive for Alberta in particular.

Calgary, Alberta has experienced strong demand this year, which combined with limited supply has resulted in price escalation. We have made great strides on our Bearspaw, Livingston and South Seton projects approval fronts, and to ensure appropriate continuity, we are maintaining a disciplined release of lots until further entitlements of lots and new projects are approved.

Strategy

Over the last several years, our strategy has focused on bringing lots in both our U.S. and Canadian markets from a raw state through the approval and entitlement process. As a result of our efforts, we have a strong overall land inventory with almost half of our lots entitled. This is a key competitive advantage given the constrained supply of development-ready lots in many of our U.S. and Canadian markets, and one that gives us flexibility to bring product to market at the right time.

We continue to focus on the pace of monetization of our lot portfolio, which at the current pace would represent over a 15-year supply. Assuming ongoing recovery in the U.S., we expect to reduce our land supply over the next number of years, targeting an eight to ten year supply of land. This will be achieved by advancing the value of our land and in some cases, strategically selling the land once entitlement is achieved. An example of this includes the monetization of a significant portion of one of our joint ventures, which we entered into in the third quarter of 2013, in the community of Tegavah, located in Phoenix, Arizona. In the past year, the land was entitled and subsequent to the third quarter of 2014, it was sold for a gain with our share totalling approximately $10 million.

Another key focus going forward is to increase our housing business across the board. While we will still be selling the majority of our lots to third party builders, we intend to get all 11 of our business groups to 400 to 500 home closings per year. This includes Denver, where we just started our housing operation a year ago; Austin, where we are currently starting up a new housing operation; and Phoenix, where we don’t yet have a housing operation.

While we believe there will be continued demand for greenfield development, we have made moves to reposition a portion of our portfolio to infill and brownfield developments to better respond to the growing segment of the market seeking these locations and lifestyle. Projects such as our Playa Vista development in Los Angeles, California and Midtown in Denver, Colorado are great examples of our success in these type of projects.

Brookfield Asset Management’s Proposal

On October 23, 2014, Brookfield Asset Management Inc. announced that it had made a proposal to the Company to acquire the approximately 30% of the common shares of Brookfield Residential that it does not already own for $23.00 cash per share. The board of directors of Brookfield Residential has established a special committee of independent directors to review and consider the proposal and the Company will provide an update at the appropriate time. The Company’s shareholders do not need to take any action with respect to the proposal at this time.

Our View Going Forward

Our outlook for the year remains positive. As has occurred in many past years, we anticipate that our income before income taxes for the 2014 fiscal year will be somewhat back-end loaded. Based on current forecasts, and subject to timing risk, we project fourth quarter income before income taxes will be at levels equal to or approaching income before income taxes for the entire first nine months, resulting in the 2014 fiscal year results being significantly higher than 2013.

Alan Norris

President & Chief Executive Officer

November 4, 2014

2	Q3 2014 Interim Report

BROOKFIELD RESIDENTIAL PROPERTIES PORTFOLIO

Our business is focused on land development and single family and multi-family homebuilding in the markets in which we operate. Our assets consist primarily of land and housing inventory and investments in unconsolidated entities. Our total assets as at September 30, 2014 were $3.3 billion.

As of September 30, 2014, we controlled 107,611 single family lots (serviced lots and future lot equivalents) and 246 multi-family, industrial and commercial serviced parcel acres. Controlled lots and acres include those we directly own and our share of those owned by unconsolidated entities. Our controlled lots and acres provide a strong foundation for our future lot and acre sales and homebuilding business, as well as visibility on our future cash flow. The number of building lots and acre parcels we control in each of our primary markets as of September 30, 2014 follows:

	Single Family Housing & Land Under and Held for Development(1)								Multi-Family, Industrial & Commercial Parcels Under Development
			Unconsolidated				Status of Lots
	Land & Housing		Entities		Total Lots		30-Sept-14		Total Acres
	Owned	Options	Owned	Options	30-Sept-14	31-Dec-13	Entitled	Unentitled	30-Sept-14	31-Dec-13
Calgary	25,292	—	2,359	—	27,651	28,228	4,422	23,229	69	70
Edmonton	15,804	—	—	—	15,804	16,720	8,792	7,012	44	53
Ontario	10,384	—	—	—	10,384	10,403	1,814	8,570	2	7

Canada	51,480	—	2,359	—	53,839	55,351	15,028	38,811	115	130

Northern California	3,970	4,950	—	—	8,920	8,887	3,970	4,950	—	—
Southern California	9,308	—	1,626	1,516	12,450	12,573	6,749	5,701	—	—
Other	192	—	39	—	231	239	231	—	—	—

California	13,470	4,950	1,665	1,516	21,601	21,699	10,950	10,651	—	—

Denver	9,800	—	—	—	9,800	9,904	9,800	—	10	10
Austin	12,746	—	—	—	12,746	13,458	5,115	7,631	—	—
Phoenix	690	—	4,506	—	5,196	6,007	4,910	286	103	105
Washington, D.C. Area	2,491	1,066	872	—	4,429	4,398	4,392	37	18	18

Central and Eastern U.S.	25,727	1,066	5,378	—	32,171	33,767	24,217	7,954	131	133

Total	90,677	6,016	9,402	1,516	107,611	110,817	50,195	57,416	246	263

Entitled lots	43,378	1,066	5,751	—	50,195
Unentitled lots	47,299	4,950	3,651	1,516	57,416

Total September 30, 2014	90,677	6,016	9,402	1,516	107,611

Total December 31, 2013	93,024	6,016	9,928	1,849		110,817

(1)	Land held for development will include some multi-family, industrial and commercial parcels once entitled.

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BROOKFIELD RESIDENTIAL PROPERTIES INC.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS	5

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL RESULTS

About this Management’s Discussion and Analysis	6

Overview	6

Results of Operations	8

Quarterly Operating and Financial Data	21

Liquidity and Capital Resources	22

Critical Accounting Policies and Estimates	30

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT RISKS	34

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Condensed Consolidated Balance Sheets – As at September 30, 2014 and December 31, 2013	36

Condensed Consolidated Statements of Operations – Three and Nine Months Ended September 30, 2014 and 2013	37

Condensed Consolidated Statements of Equity – Nine Months Ended September 30, 2014 and 2013	38

Condensed Consolidated Statements of Cash Flows – Nine Months Ended September 30, 2014 and 2013	39

Notes to the Condensed Consolidated Financial Statements	40

4	Q3 2014 Interim Report

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This interim report, including the letter to shareholders, contains “forward-looking statements” within the meaning of applicable Canadian securities laws and United States federal securities laws. The words “may,” “believe,” “will,” “anticipate,” “expect,” “plan,” “intend,” “estimate,” “anticipate,” “project,” “future,” and other expressions that are predictions of or indicate future events and trends and that do not relate to historical matters identify forward-looking statements. Such statements reflect management’s current beliefs and are based on information currently available to management. The forward-looking statements in this interim report include, among others, statements with respect to:

•	the current business environment and outlook, including statements regarding economic and market conditions in the U.S. and Canadian housing markets, unfulfilled demand in the housing market and the attractiveness of home ownership, projections regarding the number of housing starts in the U.S. and the timing thereof, recovery in the U.S. housing market and the pace thereof, forecasts regarding our land supply and the timing and methods of any reduction thereto, long-term fundamental demand growth in the U.S. housing market, home price growth rates and affordability levels, job market improvement, our guidance for 2014, expectations for 2015, the continued strength of the North American energy industry and its impact on certain North American housing markets, the impact of demand in the Alberta housing market and supply constraints in the Ontario market on our future results;

•	details regarding the proposal by Brookfield Asset Management, our parent and largest shareholder, the outcome of the proposal, and the impact of the proposal and uncertainty surrounding it on our business;

•	the performance of our share price;

•	possible or assumed future results;

•	ability to create shareholder value;

•	business goals, strategy, and growth plans;

•	strategies for shareholder value creation;

•	the stability of home prices;

•	effect of challenging conditions on us;

•	factors affecting our competitive position within the homebuilding industry;

•	ability to generate sufficient cash flow from our assets to repay maturing bank indebtedness and project specific financings;

•	the visibility of our future cash flow;

•	social and environmental policies and risks;

•	expected backlog and closings and the timing thereof;

•	sufficiency of our access to capital resources;

•	the impact of foreign exchange on our financial performance;

•	the timing of the effect of interest rate changes on our cash flows;

•	the effect on our business of existing lawsuits; and

•	the impact and timing of the reversal of our valuation allowance.

Although management of Brookfield Residential believes that the anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information in this interim report are based upon reasonable assumptions and expectations, readers of this interim report should not place undue reliance on such forward-looking statements and information because they involve assumptions, known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements of Brookfield Residential to differ materially from anticipated future results, performance, or achievements expressed or implied by such forward-looking statements and information.

Various factors, in addition to those discussed elsewhere in this interim report, that could affect the future results of Brookfield Residential and could cause actual results to differ materially from those expressed in the forward-looking statements and information include, but are not limited to, those factors included under the sections entitled “Cautionary Statements Regarding Forward-Looking Statements” and “Business Environment and Risks” of the Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2013, filed with the securities regulators in Canada on www.sedar.com and with the Securities and Exchange Commission on Form 40-F.

The forward-looking statements and information contained in this interim report are expressly qualified by this cautionary statement. Brookfield Residential undertakes no obligation to publicly update or revise any forward-looking statements or information contained in this interim report, whether as a result of new information, future events or otherwise, except as required by law. However, any further disclosures made on related subjects in subsequent public disclosure should be consulted.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL RESULTS

ABOUT THIS MANAGEMENT’S DISCUSSION AND ANALYSIS

This management’s discussion and analysis relates to the third quarter ended September 30, 2014, which reflects the three and nine month periods ended September 30, 2014 and has been prepared with an effective date of November 4, 2014. It should be read in conjunction with the quarterly condensed consolidated financial statements and the related notes thereto included elsewhere in this interim report. All dollar amounts discussed herein are in U.S. dollars, unless otherwise stated. Amounts in Canadian dollars are identified as “C$.” The financial statements referenced herein have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). Additional information, including the Company’s annual information form, can be found on our website at www.brookfieldrp.com, on SEDAR at www.sedar.com or on EDGAR at www.sec.gov. Our website and the information contained on our website are not incorporated by reference into this interim report.

OVERVIEW

Brookfield Residential Properties Inc. (unless the context requires otherwise, references in this report to “we,” “our,” “us,” “the Company” and “Brookfield Residential” refer to Brookfield Residential Properties Inc. and the subsidiaries through which it conducts all of its land development and homebuilding operations) is a publicly traded North American land development and homebuilding company listed on the New York Stock Exchange (“NYSE”) and the Toronto Stock Exchange (“TSX”) under the symbol “BRP”.

The Company became a public company on March 31, 2011, by combining the former business of Brookfield Homes Corporation (“Brookfield Homes”) and the residential land and housing division (“BPO Residential”) of Brookfield Office Properties Inc. (“Brookfield Office Properties”) into a single residential land and housing company, which was achieved through a merger and series of related transactions completed on March 31, 2011. Through these predecessor entities, Brookfield Residential has been developing land and building homes for over 50 years.

Brookfield Residential Properties is a leading North American land developer and homebuilder with operations in Canada and the United States. We entitle and develop land to create master-planned communities and build and sell lots to third-party builders, as well as to our own homebuilding division. We also participate in select strategic real estate opportunities, including infill projects, mixed-use developments, infrastructure projects and joint ventures.

We currently focus on the following operating segments: Canada, California and Central and Eastern United States. Our Canadian operations are primarily in the Alberta and Ontario markets. Our California operations include Northern California (San Francisco Bay Area and Sacramento) and Southern California (Los Angeles / Southland and San Diego / Riverside). Our Central and Eastern United States operations include Washington, D.C. Area, Colorado, Texas and Arizona. We target these markets as we believe over the longer term they offer strong housing demand, barriers to entry and close proximity to areas where we expect strong employment growth.

Principal Business Activities

Through the activities of our operating subsidiaries, we develop land for our own communities and sell lots to other homebuilders and third parties. We may also design, construct and market single family and multi-family homes in our own and others’ communities. In each of our markets, we operate through local business units which are involved in all phases of the planning and building of our master-planned communities, infill projects and mixed-use developments. These operations include sourcing and evaluating land acquisitions, site planning, obtaining entitlements, developing the land, product design, constructing, marketing and selling homes and homebuyer customer service. These business units may also develop or sell land for the construction of commercial shopping centres in our communities.

Brookfield Residential has developed a reputation for delivering first-class master-planned communities, infill projects and mixed-use developments. Master-planned communities are new home communities that typically feature community centres, parks, recreational areas, schools, commercial areas and other amenities. In an infill development, Brookfield Residential develops land and constructs homes in previously urbanized areas.

Land Acquisition and Development

The residential land development and homebuilding industry involves converting raw or undeveloped land into residential housing. This process begins with the purchase or control of raw land and is followed by the entitlement and development of the land, and the marketing and sale of homes constructed on the land.

Our unique approach to land development begins with our disciplined approach to acquiring land in the path of growth in dynamic and resilient markets in North America that have barriers to entry caused by infrastructure or entitlement processes. We create value through the planning and entitlement process, developing and marketing residential lots and commercial sites and working with industry partners who share the same vision and values. We

6	Q3 2014 Interim Report

plan to continue to grow this business over time by selectively acquiring land that either enhances our existing inventory or provides attractive projects that are consistent with our overall strategy and management expertise.

These larger tracts afford us a true “master-planned” development opportunity that, following entitlement and assuming market conditions allow, creates a multi-year stream of cash flow. Master-planned communities are new home communities that typically feature community centres, parks, recreational areas, schools, commercial areas and other amenities. Creating this type of community requires a long-term view of how each piece of land should be developed with a vision of how our customers live in each of our communities.

Mixed-use development is also a focus of the Company. We have been developing commercial properties within our master-planned communities for decades. Seton, in Calgary, Alberta, is a prime example of adding value to a master plan through appropriate mixed-use planning and building on our own land. This 365-acre mixed-use development is one of the largest opportunities of its kind in North America. It sits in the centre of the fastest growing sector in Calgary accommodating a future trade area of over 100,000 people.

We may also purchase smaller infill or re-use parcels, or in some cases finished lots for housing. As a city grows and intensifies, so does its development opportunities. Inner city revitalization opportunities contribute to the strategic expansion of our business. We develop and construct homes in previously urbanized areas on underutilized land. Urban developments provide quick turnarounds from acquisition to completion, create new revenue streams, and infuse new ideas and energy into the Company.

Home Construction

We construct homes on lots that have been developed by us or that we purchase from others. Having a homebuilding operation allows us the opportunity to extract value from the land and provides us with market knowledge through our direct contact with the homebuyers. In markets where the Company has significant land holdings, homebuilding is carried out on a portion of the land in specific market segments and the balance of lots are sold to and built on by third party builders.

Outlook

Our outlook for the year remains positive. As has occurred in many past years, we anticipate that our 2014 fiscal year will be somewhat back-end loaded. Based on current forecasts, and subject to timing risk, we project fourth quarter income before income taxes will be at levels equal to or approaching income before taxes for the entire first nine months, resulting in the 2014 fiscal year results being significantly higher than 2013.

We continue to foresee long-term fundamental demand growth in the U.S. housing market. Unemployment trends are slowly improving, housing remains affordable and inventory levels are still tight in almost all of our markets as a result of the lack of new product being produced over the past five years. We expect our Canadian operations will continue to benefit from our strong market share within the energy-focused Alberta market and we anticipate that the supply-constrained Ontario market will continue to be a strong contributor to our results.

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RESULTS OF OPERATIONS

Key financial results and operating data for the three and nine months ended September 30, 2014 compared to the three and nine months ended September 30, 2013 were as follows:

	Three Months Ended September 30		Nine Months Ended September 30
(US$ millions, except percentages, unit activity, average selling price and per share amounts)	2014	2013	2014	2013
Key Financial Results
Land revenue	$64	$71	$190	$227
Housing revenue	291	262	695	574
Gross margin(1) ($)	107	99	264	227
Gross margin(1) (%)	30%	30%	30%	28%
Income before income taxes	48	45	131	81
Income tax recovery / (expense)	38	(8)	24	(16)
Net income attributable to Brookfield Residential	86	35	153	63
Basic income per share	$0.74	$0.30	$1.31	$0.54
Diluted income per share	$0.73	$0.29	$1.30	$0.54
Key Operating Data
Lot closings for Brookfield Residential (single family units)	368	463	1,207	1,225
Lot closings for unconsolidated entities (single family units)	52	—	256	16
Acre closings for Brookfield Residential (multi-family, industrial and commercial)	15	13	25	19
Acre closings for unconsolidated entities (multi-family, industrial and commercial)	—	—	2	—
Average lot selling price for Brookfield Residential (single family units)	$148,000	$119,000	$141,000	$137,000
Average lot selling price for unconsolidated entities (single family units)	$65,000	$—	$85,000	$239,000
Average per acre selling price for Brookfield Residential (multi-family, industrial and commercial)	$667,000	$1,115,000	$791,000	$1,022,000
Average per acre selling price for unconsolidated entities (multi-family, industrial and commercial)	$—	$—	$188,000	$—
Home closings for Brookfield Residential (units)	564	606	1,345	1,360
Home closings for unconsolidated entities (units)	29	19	54	40
Average home selling price for Brookfield Residential (per unit)	$516,000	$432,000	$516,000	$422,000
Average home selling price for unconsolidated entities (per unit)	$470,000	$482,000	$484,000	$497,000
Net new home orders for Brookfield Residential (units)	495	540	1,792	1,856
Net new home orders for unconsolidated entities (units)	27	16	93	40
Backlog for Brookfield Residential (units at end of period)	1,349	1,311	1,349	1,311
Backlog for unconsolidated entities (units at end of period)	52	18	52	18
Backlog value for Brookfield Residential	$693	$630	$693	$630
Backlog value for unconsolidated entities	$22	$9	$22	$9

(1)	Gross margin is a non-GAAP financial measure and has been presented as we find it useful in evaluating our performance and believe that it helps readers of our financial statements compare our operations with those of our competitors. However, gross margins as presented may not be fully comparable to similarly-titled measures reported by our competitors. See the Non-GAAP Financial Measures section on page 32.

8	Q3 2014 Interim Report

Segmented Information

We operate in three operating segments within North America: Canada, California and Central and Eastern U.S. Each of the Company’s segments specializes in land entitlement and development and the construction of single family and multi-family homes. The Company evaluates performance and allocates capital based primarily on return on assets together with a number of risk factors. The following table summarizes information relating to revenues, gross margin and assets by operating segment for the three and nine months ended September 30, 2014 and 2013.

	Three Months Ended September 30		Nine Months Ended September 30
(US$ millions, except unit activity and average selling price)	2014	2013	2014	2013
Land revenue
Canada	$58	$62	$160	$207
California	—	—	9	—
Central and Eastern U.S.	6	9	21	20

Total	$64	$71	$190	$227

Housing revenue
Canada	$127	$135	$286	$278
California	141	91	327	218
Central and Eastern U.S.	23	36	82	78

Total	$291	$262	$695	$574

Gross margin
Canada	$63	$71	$158	$168
California	39	22	92	46
Central and Eastern U.S.	5	6	14	13

Total	$107	$99	$264	$227

Lot closings (single family lots)
Canada	305	259	851	887
California	—	—	94	—
Central and Eastern U.S.	63	204	262	338

	368	463	1,207	1,225
Unconsolidated Entities	52	—	256	16

Total	420	463	1,463	1,241

Acre closings (multi-family, industrial and commercial)
Canada	15	13	25	19
California	—	—	—	—
Central and Eastern U.S.	—	—	—	—

	15	13	25	19
Unconsolidated Entities	—	—	2	—

Total	15	13	27	19

Acre closings (raw and partially finished)
Canada	—	1	3	217
California	—	—	—	—
Central and Eastern U.S.	—	—	—	—

Total	—	1	3	217

Average lot selling price (single family lots)
Canada	$158,000	$177,000	$165,000	$167,000
California	—	—	97,000	—
Central and Eastern U.S.	99,000	46,000	79,000	58,000

	148,000	119,000	141,000	137,000
Unconsolidated Entities	65,000	—	85,000	239,000

Total	$138,000	$119,000	$131,000	$138,000

Brookfield Residential Properties Inc.	9

	Three Months Ended September 30		Nine Months Ended September 30
	2014	2013	2014	2013
Average per acre selling price (multi-family, industrial and commercial)
Canada	$667,000	$1,115,000	$791,000	$1,022,000
California	—	—	—	—
Central and Eastern U.S.	—	—	—	—

	667,000	1,115,000	791,000	1,022,000
Unconsolidated Entities	—	—	188,000	—

Total	$667,000	$1,115,000	$733,000	$1,022,000

Average per acre selling price (raw and partially finished)
Canada	$—	$602,000	$263,000	$183,000
California	—	—	—	—
Central and Eastern U.S.	—	—	—	—

Average	$—	$602,000	$263,000	$183,000

Active land communities
Canada			12	12
California			5	2
Central and Eastern U.S.			8	7

			25	21
Unconsolidated Entities			1	1

Total			26	22

Home closings (units)
Canada	381	393	843	837
California	127	132	323	340
Central and Eastern U.S.	56	81	179	183

	564	606	1,345	1,360
Unconsolidated Entities	29	19	54	40

Total	593	625	1,399	1,400

Average home selling price
Canada	$333,000	$343,000	$339,000	$332,000
California	1,108,000	686,000	1,011,000	642,000
Central and Eastern U.S.	419,000	447,000	460,000	428,000

	516,000	432,000	516,000	422,000
Unconsolidated Entities	470,000	482,000	484,000	497,000

Average	$514,000	$433,000	$515,000	$424,000

Active housing communities
Canada			20	17
California			20	13
Central and Eastern U.S.			15	11

			55	41
Unconsolidated Entities			3	2

Total			58	43

	As at
(US$ millions)	September 30 2014	December 31 2013
Total assets
Canada	$1,225	$1,290
California	1,019	910
Central and Eastern U.S.	859	781
Corporate and other	244	363

Total	$3,347	$3,344

10	Q3 2014 Interim Report

For more detailed financial information with respect to our revenues, earnings and assets, please refer to the accompanying condensed consolidated financial statements and related notes included elsewhere in this interim report.

Three and Nine Months Ended September 30, 2014 Compared with Three and Nine Months Ended September 30, 2013

Net Income

Net income attributable to Brookfield Residential for the three and nine months ended September 30, 2014 was $86 million and $153 million, respectively, compared to $35 million and $63 million for the same periods in 2013.

	Three Months Ended September 30		Nine Months Ended September 30
(US$ millions, except per share amounts)	2014	2013	2014	2013
Net income attributable to Brookfield Residential	$86	$35	$153	$63
Basic earnings per share	$0.74	$0.30	$1.31	$0.54
Diluted earnings per share	$0.73	$0.29	$1.30	$0.54

The increase of $51 million in net income attributable to Brookfield Residential for the three months ended September 30, 2014 compared to the same period in 2013 was primarily the result of an increase in the income tax recovery of $47 million, which was mainly due to a partial reversal of the valuation allowance on the deferred tax assets in the third quarter of 2014. Additionally, there was an $8 million increase in gross margin, which resulted mainly from higher average home selling prices, an increase in equity earnings from unconsolidated entities of $2 million, a decrease in share based compensation expense of $2 million, a decrease in sales and marketing costs of $2 million and a decrease in other income in consolidated subsidiaries of $1 million. This was partially offset by higher general and administrative expense of $2 million, an increase in interest expense of $2 million, a decrease in other income of $2 million and a decrease in the fair value of the equity swap of $5 million.

The increase of $90 million in net income attributable to Brookfield Residential for the nine months ended September 30, 2014 compared to the same period in 2013 was primarily the result of an increase in the income tax recovery of $41 million and a $37 million increase in gross margin, which resulted mainly from higher home and lot average selling prices. Additionally, there was an increase in equity earnings from unconsolidated entities of $7 million, an increase in other income of $1 million and a gain on commercial assets held for sale of $33 million. This was partially offset by higher general and administrative expense of $13 million, change in the fair value of equity swap contracts and share based compensation expense of $4 million, an increase in interest expense of $11 million, and an increase in non-controlling interests and other interests in consolidated subsidiaries of $1 million.

A breakdown of the revenue and gross margin for the three and nine months ended September 30, 2014 and 2013 is as follows:

	Three Months Ended September 30		Nine Months Ended September 30
(US$ millions, except percentages)	2014	2013	2014	2013
Revenue
Land	$64	$71	$190	$227
Housing	291	262	695	574

	$355	$333	$885	$801

Gross Margin
Land	$36	$41	$100	$110
Housing	71	58	164	117

	$107	$99	$264	$227

Gross Margin (%)
Land	56%	58%	53%	49%
Housing	24%	22%	24%	20%

	30%	30%	30%	28%

Total revenue and gross margin for the three months ended September 30, 2014 increased $22 million and $8 million, respectively, when compared to the same period in 2013. The increase in total revenue and gross margin was primarily the result of a 19% higher average home selling price and a 24% increase in the average lot selling price, offset by 95 fewer lot closings and 42 fewer home closings when compared to the same period in 2013. Gross margin percentage for the three months ended September 30, 2014 remained consistent as a result of higher housing margins offset by slightly lower land margins when compared to the same period in 2013.

Brookfield Residential Properties Inc.	11

Total revenue and gross margin for the nine months ended September 30, 2014 increased $84 million and $37 million, respectively, when compared to the same period in 2013. The increase in total revenue and gross margin was primarily the result of higher average home selling prices from both improved market conditions and product mix when compared to the same period in 2013, partially offset by 15 fewer home closings. Lot closings decreased by 18 units, which was partially offset by higher average lot selling prices as a result of the mix of lots sold. Gross margin percentage for the nine months ended September 30, 2014 increased primarily as a result of slightly higher land and housing margin percentages due to improved average selling prices when compared to the same period in 2013.

Results of Operations – Land

Land revenue totalled $64 million for the three months ended September 30, 2014, a decrease of $7 million when compared to the same period in 2013, while gross margin decreased $5 million to $36 million over the same period in 2013. The decrease in land revenue was primarily due to 95 fewer lot closings, partially offset by higher average lot selling prices when compared to the same period in 2013. The decrease in gross margin for the three months ended September 30, 2014 was due to the mix of land sold where there were fewer lot sales and a decrease in the average selling price for multi-family, commercial and industrial acres, partially offset by higher single family average lot selling prices when compared to the same period in 2013.

Land revenue totalled $190 million for the nine months ended September 30, 2014, a decrease of $37 million when compared to the same period in 2013 and land gross margin decreased $10 million to $100 million. The decrease in land revenue and gross margin for the nine months ended September 30, 2014 was due to the mix of lots sold with fewer raw and partially finished acre sales when compared to the same period in 2013. This was partially offset by higher single-family lot revenue and an increase in the gross margin percentage with improved market conditions. Our land revenue may vary significantly from period to period due to the nature and timing of land sales. Revenues are also affected by local product mix and market conditions, which have an impact on the selling price per lot.

A breakdown of our results from land operations for the three and nine months ended September 30, 2014 and 2013 is as follows:

Consolidated

	Three Months Ended September 30		Nine Months Ended September 30
(US$ millions, except unit activity and average selling price)	2014	2013	2014	2013
Lot closings (single family units)	368	463	1,207	1,225
Acre sales (multi-family, industrial and commercial)	15	13	25	19
Acre sales (raw and partially finished)	—	1	3	217
Revenue	$64	$71	$190	$227
Gross margin	$36	$41	$100	$110
Average lot selling price (single family units)	$148,000	$119,000	$141,000	$137,000
Average per acre selling price (multi-family, industrial and commercial)	$667,000	$1,115,000	$791,000	$1,022,000
Average per acre selling price (raw and partially finished)	$—	$602,000	$263,000	$183,000

A breakdown of our results from land operations for our three operating segments is as follows:

Canada

	Three Months Ended September 30		Nine Months Ended September 30
(US$ millions, except unit activity and average selling price)	2014	2013	2014	2013
Lot closings (single family units)	305	259	851	887
Acre sales (multi-family, industrial and commercial)	15	13	25	19
Acre sales (raw and partially finished)	—	1	3	217
Revenue	$58	$62	$160	$207
Gross margin	$35	$40	$93	$109
Average lot selling price (single family units)	$158,000	$177,000	$165,000	$167,000
Average per acre selling price (multi-family, industrial and commercial)	$667,000	$1,115,000	$791,000	$1,022,000
Average per acre selling price (raw and partially finished)	$—	$602,000	$263,000	$183,000

12	Q3 2014 Interim Report

Land revenue in Canada for the three months ended September 30, 2014 was $58 million, a decrease of $4 million when compared to the same period in 2013. The decrease was primarily the result of a decrease in the average selling price for multi-family, industrial and commercial acres due to the mix of parcels sold with a higher proportion of the acres sold in the Edmonton market, which typically have a lower average selling price and gross margin. Single family lot revenue was consistent as a result of 46 additional lot closings, partially offset by a decrease in average selling prices due to the mix of lots sold as our Edmonton operations had a higher proportion of lots sold, when compared to the same period in 2013. Gross margin decreased $5 million to $35 million when compared to 2013 as a result of lower average single-family lot selling prices and lower average multi-family, industrial and commercial acre selling prices primarily due to product mix.

Land revenue in Canada for the nine months ended September 30, 2014 was $160 million, a decrease of $47 million when compared to the same period in 2013. The decrease was the result of the mix of land sold with 36 fewer single family lots and 214 fewer raw and partially finished acre parcel sales being sold in 2014 when compared to the same period in 2013. Gross margin decreased $16 million to $93 million when compared to 2013 primarily as a result of lower raw and partially finished acre sales, lower single family lot sales and lower average selling prices for multi-family, industrial and commercial acre sales in 2014.

California

	Three Months Ended September 30		Nine Months Ended September 30
(US$ millions, except unit activity and average selling price)	2014	2013	2014	2013
Lot closings (single family units)	—	—	94	—
Revenue	$—	$—	$9	$—
Gross margin	$—	$—	$5	$—
Average lot selling price (single family units)	$—	$—	$97,000	$—

There were no land sales in California for the three months ended September 30, 2014. Land revenue in California for the nine months ended September 30, 2014 increased by $9 million when compared to the same periods in 2013. This was primarily the result of a bulk sale of 94 single family lots in 2014 compared to no land sales in 2013.

Central and Eastern U.S.

	Three Months Ended September 30		Nine Months Ended September 30
(US$ millions, except unit activity and average selling price)	2014	2013	2014	2013
Lot closings (single family units)	63	204	262	338
Revenue	$6	$9	$21	$20
Gross margin	$1	$1	$2	$1
Average lot selling price (single family units)	$99,000	$46,000	$79,000	$58,000

Revenue in the Central and Eastern U.S. segment decreased by $3 million and gross margin remained flat for the three months ended September 30, 2014. The decrease in revenue was due to a decrease of 141 single family lots sold, primarily as a result of a bulk sale of 128 lots in our Denver market in 2013. There was no such sale to date in 2014. This was partially offset by an increase in average lot selling price related to the mix of lots sold as the Washington D.C. market had a higher proportion of sales.

For the nine months ended September 30, 2014, revenue in the Central and Eastern U.S. segment increased by $1 million and gross margin increased by $1 million. This was due to an increase in average lot selling prices related to the mix of lots sold, partially offset by 76 fewer lot closings compared to the same period in 2013.

Results of Operations – Housing

Housing revenue was $291 million for the three months ended September 30, 2014 compared to $262 million for the same period in 2013. The increase was the result of increased average home selling prices partially offset by fewer home closings. Gross margin increased $13 million as a result of a 19% increase in the average selling price when compared to the same period in 2013, partially offset by a 7% decrease in home closings.

Brookfield Residential Properties Inc.	13

Housing revenue was $695 million for the nine months ended September 30, 2014 compared to $574 million for the same period in 2013. The increase was the result of higher average home selling prices partially offset by a slight decrease in home closings. Gross margin increased $47 million as a result of a 22% increase in the average home selling price, partially offset by a 1% decrease in home closings when compared to the same period in 2013.

A breakdown of our results from housing operations for the three and nine months ended September 30, 2014 and 2013 is as follows:

Consolidated

	Three Months Ended September 30		Nine Months Ended September 30
(US$ millions, except unit activity and average selling price)	2014	2013	2014	2013
Home closings	564	606	1,345	1,360
Revenue	$291	$262	$695	$574
Gross margin	$71	$58	$164	$117
Average home selling price	$516,000	$432,000	$516,000	$422,000

A breakdown of our results from housing operations for our three operating segments is as follows:

Canada

	Three Months Ended September 30		Nine Months Ended September 30
(US$ millions, except unit activity and average selling price)	2014	2013	2014	2013
Home closings	381	393	843	837
Revenue	$127	$135	$286	$278
Gross margin	$28	$31	$65	$59
Average home selling price	$333,000	$343,000	$339,000	$332,000

Housing revenue for the three months ended September 30, 2014 decreased $8 million when compared to the same period in 2013. Total home closings decreased 3% for the three months ended September 30, 2014 compared to the same period in 2013 due to decreased closings in Alberta as a result of timing. The average home selling price decreased slightly due to product mix, particularly due to a higher proportionate share of the total home closings from Edmonton where we have slightly lower average selling prices. As a result of lower average selling prices and closings, gross margin decreased by $3 million for the three months ended September 30, 2014 when compared to the same period in 2013.

Housing revenue for the nine months ended September 30, 2014 increased $8 million when compared to the same period in 2013. This resulted from six additional home closings and a 2% increase in the average home selling price for the nine months ended September 30, 2014 compared to the same period in 2013. The increase in the average home selling price was attributable to price escalation primarily in the Calgary market as a result of market conditions, and product mix, particularly due to Ontario, which typically has higher average selling prices, having a higher proportionate share of the increase in total home closings. As a result of increased closings and a higher average selling price, gross margin increased by $6 million for the nine months ended September 30, 2014 when compared to the same period in 2013.

California

	Three Months Ended September 30		Nine Months Ended September 30
(US$ millions, except unit activity and average selling price)	2014	2013	2014	2013
Home closings	127	132	323	340
Revenue	$141	$91	$327	$218
Gross margin	$39	$22	$87	$46
Average home selling price	$1,108,000	$686,000	$1,011,000	$642,000

Our California segment had housing revenue of $141 million for the three months ended September 30, 2014, an increase of $50 million when compared to the same period in 2013. The increase in revenue was due to a 62% increase in the average home selling price for the three months ended September 30, 2014 compared to the same period in 2013, partially offset by five fewer home closings. Gross margin increased $17 million as a result of the

14	Q3 2014 Interim Report

increase in the average home selling price when compared to the same period in 2013, which was primarily driven by product mix of higher priced homes closed with average home selling prices of $1 million and above in some of our San Francisco Bay Area and Southern California communities for the three months ended September 30, 2014.

Our California segment had housing revenue of $327 million for the nine months ended September 30, 2014, an increase of $109 million when compared to the same period in 2013. The increase in revenue was due to a 57% increase in the average home selling price for the nine months ended September 30, 2014 compared to the same period in 2013, partially offset by 17 fewer home closings. Gross margin increased $41 million when compared to the same period in 2013 as a result of the increase in the average home selling price, which was primarily driven by product mix of higher priced homes closed in some of our San Francisco Bay Area and Southern California communities for the nine months ended September 30, 2014.

Central and Eastern U.S.

	Three Months Ended September 30		Nine Months Ended September 30
(US$ millions, except unit activity and average selling price)	2014	2013	2014	2013
Home closings	56	81	179	183
Revenue	$23	$36	$82	$78
Gross margin	$4	$5	$12	$12
Average home selling price	$419,000	$447,000	$460,000	$428,000

The Central and Eastern U.S. housing revenue decreased $13 million for the three months ended September 30, 2014 when compared to the same period of 2013 as a result of 25 fewer home closings and a decrease in the average home selling price. The decrease in home closings was primarily the result of fewer closings in the Washington D.C. market. Gross margin decreased by $1 million when compared to the same period in 2013 due to the decreased home closings combined with lower average selling prices. The decrease in the average home selling price is due to product mix of the homes closed in different communities across the segment when compared to 2013.

The Central and Eastern U.S. housing revenue increased $4 million for the nine months ended September 30, 2014 when compared to the same period of 2013 as a result of an increase in the average home selling price, partially offset by four fewer home closings. The decline in closings was due to 31 fewer home closings in the Washington D.C. market, partially offset by the Denver market which had 32 home closings for the nine months ended September 30, 2014 compared to five closings in the same period in 2013. Our Denver operations began in 2013 and did not start having closings until the third quarter of 2013. Gross margin remained consistent when compared to the same period in 2013 due to product mix and higher selling prices, partially offset by fewer home closings. The increase in the average home selling price is due to product mix of the homes closed in different communities across the segment when compared to 2013.

Home Sales – Incentives

We grant our homebuyers sales incentives from time-to-time in order to promote sales of our homes. The type and amount of incentives will vary on a community-by-community and home-by-home basis. Incentives that impact the value of the home or the sales price paid, such as additional options, are reflected as a reduction to sales revenue. Incentives that we pay to an outside party, such as paying some or all of a homebuyer’s closing costs, are recorded as cost of sales. Incentives are recognized at the time title passes to the homebuyer and the sale is recognized. For the three and nine months ended September 30, 2014, incentives recognized as a percentage of gross revenues remained constant when compared to the same periods in 2013.

Our incentives on homes closed by operating segment for the three and nine months ended September 30, 2014 and 2013 were as follows:

	Three Months Ended September 30
	2014		2013
(US$ millions, except percentages)	Incentives Recognized	% of Gross Revenues	Incentives Recognized	% of Gross Revenues
Canada	$2	2%	$2	1%
California	1	1%	—	<1%
Central and Eastern U.S.	2	8%	3	8%

	$5	2%	$5	2%

Brookfield Residential Properties Inc.	15

	Nine Months Ended September 30
	2014		2013
(US$ millions, except percentages)	Incentives Recognized	% of Gross Revenues	Incentives Recognized	% of Gross Revenues
Canada	$5	2%	$6	2%
California	2	1%	1	<1%
Central and Eastern U.S.	7	8%	5	6%

	$14	2%	$12	2%

Home Sales – Net New Home Orders

Net new home orders for any period represent the aggregate of all homes ordered by customers, net of cancellations. Net new home orders, including our share of unconsolidated entities, for the three and nine months ended September 30, 2014 totalled 522 units and 1,885 units, respectively, a decrease of 34 units and 11 units when compared to the same periods in 2013. For the nine months ended September 30, 2014, the decrease in net new home orders was a result of a decrease in net new orders in California and Central and Eastern U.S, partially offset by stable market performance in Canada and increased absorptions in communities in unconsolidated entities. Average monthly sales per community by reportable segment for the three and nine months ended September 30, 2014 were: Canada – 5 and 7 units (2013 – 7 and 7 units); California – 2 and 2 units (2013 – 3 and 4 units); Central and Eastern U.S. – 2 and 2 units (2013 – 2 and 3 units); and unconsolidated entities – 3 and 3 units (2013 – 3 and 2 units). We were selling from 58 active housing communities, including our share of unconsolidated entities, at September 30, 2014 compared to 43 at September 30, 2013. The net new home orders for the three and nine months ended September 30, 2014 and 2013 by operating segment were as follows:

	Three Months Ended September 30		Nine Months Ended September 30
(Units)	2014	2013	2014	2013
Canada	289	345	1,172	1,121
California	124	135	380	431
Central and Eastern U.S.	82	60	240	304

	495	540	1,792	1,856
Unconsolidated entities	27	16	93	40

	522	556	1,885	1,896

The cancellation rates for the three and nine months ended September 30, 2014 and 2013 by our three operating segments were as follows:

	Three Months Ended September 30
	2014		2013
(Units, except percentages)	Units	% of Gross Home Orders	Units	% of Gross Home Orders
Canada	2	1%	1	<1%
California	9	7%	30	18%
Central and Eastern U.S.	29	26%	33	35%

	40	7%	64	11%
Unconsolidated entities	3	8%	2	11%

	43	8%	66	11%

	Nine Months Ended September 30
	2014		2013
(Units, except percentages)	Units	% of Gross Home Orders	Units	% of Gross Home Orders
Canada	14	1%	10	1%
California	46	11%	67	13%
Central and Eastern U.S.	68	22%	73	19%

	128	7%	150	7%
Unconsolidated entities	9	8%	4	8%

	137	7%	154	7%

16	Q3 2014 Interim Report

Home Sales – Backlog

Our backlog, which represents the number of new homes subject to sales contracts, as at September 30, 2014 and 2013 by operating segment, was as follows:

	As at September 30
	2014		2013
(US$ millions, except unit activity)	Units	Value	Units	Value
Canada	991	$406	901	$364
California	183	193	209	167
Central and Eastern U.S.	175	94	201	99

	1,349	693	1,311	630
Unconsolidated entities	52	22	18	9

Total	1,401	$715	1,329	$639

We expect all of our backlog to close in 2014 or 2015, subject to future cancellations. The units in our backlog were up compared to the prior period primarily due to higher backlog entering into 2014. The backlog value increased compared to the same period in 2013 primarily as a result of price appreciation and product mix, where there were more homes in backlog from California communities with selling prices above $1 million each. Our Canadian operations continued to be steady with an increase in backlog, primarily due to an increase in net new home orders for the nine months ended September 30, 2014. The Canadian market has shown a steady increase in sales with its backlog units up 10% year-over-year. The California segment’s decrease of 26 units at September 30, 2014 was mainly due to a decrease in net new home orders during the nine months ended September 30, 2014 when compared to the same period in 2013. However, this is partially offset by an increase in net new home orders in unconsolidated entities of 53 units, as many of them are in California. The Central and Eastern U.S. segment’s decrease of 26 units at September 30, 2014, when compared to the same period in 2013, was mainly due to decreased net new homes orders for the nine months ended September 30, 2014.

Equity in Earnings from Unconsolidated Entities

Equity in earnings from unconsolidated entities for the three and nine months ended September 30, 2014 totalled $3 million and $11 million, respectively, compared to $1 million and $4 million, respectively, for the same period in 2013. The land and housing operations of our unconsolidated entities are discussed below.

Land

A summary of Brookfield Residential’s share of the land operations from unconsolidated entities is as follows:

	Three Months Ended September 30		Nine Months Ended September 30
(US$ millions, except unit activity and average selling price)	2014	2013	2014	2013
Lot closings (single family units)	52	—	256	16
Acre closings (multi-family, industrial and commercial)	—	—	2	—
Revenue	$3	$—	$22	$4
Gross margin	$1	$—	$7	$1
Average lot selling price (single family units)	$65,000	$—	$85,000	$239,000
Average per acre selling price (multi-family, industrial and commercial)	$—	$—	$188,000	$—

Land revenue within unconsolidated entities increased $3 million and gross margin increased $1 million for the three months ended September 30, 2014 compared to the same period in 2013. This was the result of 52 single family lot closings from our Phoenix operations, for the three months ended September 30, 2014 compared to no closings in the same period in 2013.

Land revenue within unconsolidated entities increased $18 million and gross margin increased $6 million for the nine months ended September 30, 2014 compared to the same period in 2013. This was the result of an increase of 240 single family lot closings primarily from our Phoenix operations, partially offset by a $154,000 decrease in the average lot selling price for the nine months ended September 30, 2014 compared to the same period in 2013. The decrease in average lot selling price was attributable to the mix of land sold amongst the unconsolidated entities.

Brookfield Residential Properties Inc.	17

Housing

A summary of Brookfield Residential’s share of the housing operations from unconsolidated entities is as follows:

	Three Months Ended September 30		Nine Months Ended September 30
(US$ millions, except unit activity and average selling price)	2014	2013	2014	2013
Home closings	29	19	54	40
Revenue	$14	$9	$26	$20
Gross margin	$3	$2	$5	$4
Average home selling price	$470,000	$482,000	$484,000	$497,000

Housing revenue within unconsolidated entities increased $5 million for the three months ended September 30, 2014 compared to the same period in 2013. The increase in revenue is the result of an increase of 10 additional home closings, partially offset by a $12,000 decrease in the average home selling price due to product mix compared to 2013.

Housing revenue within unconsolidated entities increased $6 million for the nine months ended September 30, 2014 compared to the same period in 2013. The increase in revenue is the result of an increase of 14 home closings which was partially offset by a $13,000 decrease in the average home selling price compared to 2013. The decrease in average home selling price was due to product mix of closings.

Gain on Commercial Assets Held For Sale

The components of the gain on commercial assets held for sale for the three and nine months ended September 30, 2014 and 2013 are summarized as follows:

	Three Months Ended September 30		Nine Months Ended September 30
(US$ millions, except unit activity)	2014	2013	2014	2013
Square feet	—	—	150,700	—
Proceeds	$—	$—	$83	$—
Gain on commercial assets held for sale	$—	$—	$33	$—

There were no commercial assets sold during the three months ended September 30, 2014.

Income was generated from the sale of two large commercial income producing properties that were sold during the nine months ended September 30, 2014. The Canadian operating segment sold a 128,000 square foot commercial property at Seton in Calgary, Alberta for proceeds of $66 million and a gain of $32 million and the California operating segment sold a 22,700 square foot commercial property at Playa Vista in Los Angeles for proceeds of $17 million and a gain of $1 million.

Selling, General and Administrative Expense

The components of selling, general and administrative expense for the three and nine months ended September 30, 2014 and 2013 are summarized as follows:

	Three Months Ended September 30		Nine Months Ended September 30
(US$ millions)	2014	2013	2014	2013
General and administrative expense	$28	$26	$85	$72
Sales and marketing expense	12	14	35	35
Share-based compensation	2	4	6	13
Change in fair value of equity swap contracts	3	(2)	9	(2)

	$45	$42	$135	$118

The selling, general and administrative expense was $45 million for the three months ended September 30, 2014, an increase of $3 million when compared to the same period in 2013. General and administrative expense increased $2 million for the three months ended September 30, 2014 compared to the same period in 2013 due primarily to an increase in head count resulting from increased activity. Sales and marketing expense for the three months ended September 30, 2014 decreased $2 million when compared to the same period in 2013 due to a decrease in home closings. Share-based compensation expense for the three months ended September 30, 2014 also decreased $2 million, as a result of the decrease in the liability related to the change in share price and vesting of share-based

18	Q3 2014 Interim Report

compensation plans compared to the same period in 2013. The fair value adjustment of the equity swap contract related to the deferred share unit plan increased $5 million due to the change in share price.

The selling, general and administrative expense was $135 million for the nine months ended September 30, 2014, an increase of $17 million when compared to the same period in 2013. General and administrative expense increased $13 million for the three months ended September 30, 2014 compared to the same period in 2013 due primarily to an increase in compensation costs and head count resulting from increased activity. Sales and marketing expense for the nine months ended September 30, 2014 remained consistent, when compared to the same period in 2013. Share-based compensation expense for the three months ended September 30, 2014 decreased $7 million, as a result of a lower deferred share unit plan liability from the change in share price in the nine months ended September 30, 2014 compared to the same period in 2013. The fair value adjustment of the equity swap contract related to the deferred share unit plan increased $11 million due to the change in share price.

Other Income

Other income for the three and nine months ended September 30, 2014 decreased $1 million and increased $2 million, respectively, when compared to the same periods in 2013. The components of other income for the three and nine months ended September 30, 2014 and 2013 are summarized as follows:

	Three Months Ended September 30		Nine Months Ended September 30
(US$ millions)	2014	2013	2014	2013
Interest income	$1	$1	$3	$3
Interest rate swap contracts	—	(1)	—	—
Other	—	2	6	4

	$1	$2	$9	$7

Income Tax (Recovery) / Expense

Income tax (recovery) / expense for the three and nine months ended September 30, 2014 was a recovery of $38 million and $24 million, respectively, compared to an expense of $8 million and $16 million when compared to the same periods in 2013. The decrease in tax expense was primarily a result of the partial reversal of the valuation allowance in the three months ended September 30, 2014.

	Three Months Ended September 30		Nine Months Ended September 30
(US$ millions)	2014	2013	2014	2013
Income tax (recovery) / expense – current	$2	$2	$3	$2
Income tax (recovery) / expense – deferred	(40)	6	(27)	14

	$(38)	$8	$(24)	$16

The Company records net deferred tax assets to the extent it believes these assets will more-likely-than-not be realized. At each reporting period, the Company evaluates the recoverability of its deferred tax assets by tax jurisdiction to determine if a valuation allowance is required. In making such determinations, the Company considers all available positive and negative evidence, including future reversals of existing temporary differences, projected future taxable income, tax planning strategies and recent financial operations. This evaluation considers, among other factors, the nature, frequency and severity of cumulative losses, actual earnings, forecasts of future operating results, the duration of statutory carryforward periods, the Company’s experience with loss carryforwards not expiring and the outlook of the housing industry and the broader economy.

Based on evaluations through June 30, 2014, the Company established a valuation allowance against its deferred tax assets with respect to its U.S. operations due to the weight of negative evidence at that time. The most significant negative evidence that existed was that the Company was in a three-year cumulative loss position, which was largely the result of pre-tax losses in 2012 and 2011.

At September 30, 2014, the Company determined that the valuation allowance against substantially all of its U.S. federal and state deferred tax assets was no longer required. Accordingly, the Company reversed $45 million of its valuation allowance against its U.S. deferred tax asset. This reversal is reflected in the income tax expense / (recovery) in the condensed consolidated statement of operations. When a change in valuation allowance is recognized in an interim period, a portion of the valuation allowance to be reversed must be allocated to the remaining interim periods. Accordingly, a portion of the remaining valuation allowance pertaining to the Company’s U.S. operations of $25 million at September 30, 2014 is expected to reverse in the fourth quarter of 2014. The

Brookfield Residential Properties Inc.	19

release of the valuation allowance on the Company’s deferred tax assets does not include $9 million related to the valuation allowance that pertains to unrealized foreign exchange capital losses in Canada.

In evaluating the need for a valuation allowance against our deferred tax assets at September 30, 2014, the Company considered all available and objectively verifiable positive and negative evidence. The principal positive evidence that led to the reversal of the valuation allowance with respect to its U.S. operations included (i) the emergence from a three-year cumulative loss in the third quarter of 2014, (ii) the significant positive income generated during 2013 and 2014, including 5 quarters of pre-tax income, (iii) continued improvements in 2014 over recent years in key operating metrics, including U.S. revenues, gross margin and backlog, (iv) forecasted future profitability of the Company’s U.S. operations which support the absorption of substantially all of its U.S. federal and state net operating losses in less than five years, (v) an indication that the events and conditions that gave rise to significant reported U.S. losses in recent years were unlikely to recur in the foreseeable future and (vi) long net operating loss carry forward periods that provide evidence that even without significant growth, these deferred tax assets will more-likely-than-not be realized.

Based on the above, the Company reduced its valuation allowance against its deferred tax assets from $90 million at December 31, 2013 to $34 million at September 30, 2014. The Canadian operations continue to be profitable in the Ontario and Alberta markets and, as such, it is more-likely-than-not that the deferred tax assets related to the Canadian operations, other than the deferred tax asset related to unrealized capital losses in Canada can be realized.

Foreign Exchange Translation

The U.S. dollar is the functional and presentation currency of the Company. Each of the Company’s subsidiaries, affiliates and jointly controlled entities determines its own functional currency and items included in the financial statements of each subsidiary and affiliate are measured using that functional currency. The Company’s Canadian operations are self-sustaining. The financial statements of its self-sustaining Canadian operations are translated into U.S. dollars using the current rate method.

Assets and liabilities of subsidiaries or equity accounted investees having a functional currency other than the U.S. dollar are translated at the rate of exchange on the balance sheet date. As at September 30, 2014, the rate of exchange was C$1.1196 equivalent to US$1 (December 31, 2013 – C$1.0622 equivalent to US$1). Revenues and expenses are translated at average rates for the period, unless exchange rates fluctuated significantly during the period, in which case the exchange rates at the dates of the transaction are used. For the three months ended September 30, 2014, the average rate of exchange was C$1.0885, equivalent to US$1 (September 30, 2013 – C$1.0386 equivalent to US$1). The resulting foreign currency translation adjustments are recognized in other comprehensive income (“OCI”). Foreign currency transactions are translated into the functional currency using exchange rates prevailing at the date of the transactions. At the end of each reporting period, foreign currency denominated monetary assets and liabilities are translated to the functional currency using the prevailing rate of exchange at the balance sheet date. Gains and losses on translation of monetary items are recognized in the consolidated statements of operations as other income / (expense), except for those related to monetary liabilities qualifying as hedges of the Company’s investment in foreign operations or certain intercompany loans to or from a foreign operation for which settlement is neither planned nor likely to occur in the foreseeable future, which are included in OCI.

The financial results of our Canadian operations are translated into U.S. dollars for financial reporting purposes. Foreign currency translation gains and losses are recorded as the exchange rate between the two currencies fluctuates. These gains and losses are included in OCI and accumulated OCI. The translation of our Canadian operations resulted in a loss of $39 million and loss of $41 million for the three and nine months ended September 30, 2014, respectively, compared to a gain of $14 million and a loss of $28 million in the same period of 2013.

20	Q3 2014 Interim Report

QUARTERLY OPERATING AND FINANCIAL DATA

	2014			2013				2012
(US$ millions, except unit activity and per share amounts)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Quarterly Operating Data
Lot closings (single family units)	368	515	324	1,177	463	408	354	1,019
Acre closings (multi-family, industrial and commercial)	15	6	4	8	13	6	—	79
Home closings (units)	564	435	346	856	606	460	294	725
Net new home orders (units)	495	642	655	445	540	659	657	447
Backlog (units at end of period)	1,349	1,418	1,211	902	1,311	1,378	1,180	817
Backlog value	$693	$742	$609	$442	$630	$609	$519	$358
Quarterly Financial Data
Revenue	$355	$321	$208	$555	$333	$298	$171	$715
Direct cost of sales	(248)	(223)	(149)	(407)	(234)	(221)	(120)	(603)

Gross margin	107	98	59	148	99	77	51	112

Gain on commercial assets held for sale	—	—	33	—	—	—	—	—
Selling, general and administrative expense	(45)	(44)	(45)	(52)	(42)	(40)	(36)	(41)
Interest expense	(16)	(15)	(16)	(15)	(15)	(11)	(11)	(10)
Other income	2	10	4	9	2	4	3	4

Income before taxes	48	49	35	90	44	30	7	65
Income tax recovery / (expense)	38	(6)	(8)	(7)	(8)	(5)	(3)	(9)

Net income	86	43	27	83	36	25	4	56

Net income attributable to non-controlling interest and other interest in consolidated subsidiaries	—	(1)	(2)	(4)	(1)	(1)	—	—

Net income attributable to Brookfield Residential	$86	$42	$25	$79	$35	$24	$4	$56

Foreign currency translation	(39)	28	(29)	(23)	14	(23)	(19)	(4)

Comprehensive income / (loss)	$47	$70	$(4)	$56	$49	$1	$(15)	$52

Earnings per common share attributable to Brookfield Residential
Basic	$0.74	$0.36	$0.21	$0.67	$0.30	$0.21	$0.04	$0.52
Diluted	$0.73	$0.36	$0.21	$0.67	$0.29	$0.21	$0.04	$0.52

We have historically experienced variability in our results of operations from quarter to quarter due to the seasonal nature of the homebuilding business and the timing of new community openings and the closing out of projects. We typically experience the highest rate of orders for new homes and lots in the first nine months of the calendar year, although the rate of orders for new homes is highly dependent upon the number of active communities. As new home deliveries trail orders for new homes by several months, we typically deliver a greater percentage of new homes in the second half of the year compared with the first half of the year. As a result, our revenues from the sales of homes are generally higher in the second half of the year. In terms of acre sales, which are a meaningful part of our business, results are more variable from year to year given the nature of the development and monetization cycle.

Brookfield Residential Properties Inc.	21

LIQUIDITY AND CAPITAL RESOURCES

Financial Position

The following is a summary of the Company’s condensed consolidated balance sheets as of September 30, 2014 and December 31, 2013:

	As at
(US$ millions)	September 30 2014	December 31 2013
Land and housing inventory	$2,587	$2,399
Investments in unconsolidated entities	238	206
Commercial assets held for sale	—	48
Receivables and other assets	308	341
Cash and restricted cash	164	328
Deferred income tax asset	50	22

	$3,347	$3,344

Notes payable	$1,100	$1,100
Bank indebtedness and other financings	258	349
Accounts payable and other liabilities	444	418
Other interests in consolidated subsidiaries	17	37
Total equity	1,528	1,440

	$3,347	$3,344

Assets

Our assets as of September 30, 2014 totalled $3,347 million, an increase of $3 million compared to December 31, 2013. Our land and housing inventory and investments in unconsolidated entities are our most significant assets with a combined book value of $2,825 million, or approximately 84% of our total assets. The land and housing assets increased when compared to December 31, 2013 due to acquisitions of $168 million, development activity and stronger backlog, partially offset by sales activity. Our land and housing assets include land under development and land held for development, finished lots ready for construction, homes completed and under construction and model homes.

A summary of our lots owned, excluding unconsolidated entities, and their stage of development as at September 30, 2014 compared with December 31, 2013 follows:

	As at
	September 30, 2014		December 31, 2013
(US$ millions, except units)	Units	Book Value	Units	Book Value
Land held for development (lot equivalents)	88,057	$1,415	92,840	$1,525
Land under development and finished lots (single family units)	6,938	660	5,336	554
Housing units, including models	1,698	455	864	251

	96,693	$2,530	99,040	$2,330

Multi-family, industrial and commercial parcels (acres)	143	$57	158	$69

Notes Payable

Notes payable consist of the following:

	As at
(US$ millions)	September 30 2014	December 31 2013
6.5% unsecured senior notes due December 15, 2020 (a)	$600	$600
6.125% unsecured senior notes due July 1, 2022 (b)	500	500

	$1,100	$1,100

22	Q3 2014 Interim Report

(a)	On December 14, 2012, Brookfield Residential issued $600 million of unsecured senior notes. The notes were offered in a private placement, with an eight-year term due December 15, 2020 at a fixed interest rate of 6.5%. The notes require semi-annual interest payments on June 15 and December 15 of each year until maturity. The Company’s obligations to pay principal and interest on the unsecured senior notes are guaranteed by certain of our subsidiaries.
(b)	On June 25, 2013, the Company and Brookfield Residential US Corporation, a wholly-owned subsidiary of the Company, co-issued a private placement of $500 million of unsecured senior notes. The notes have a nine-year term, are due July 1, 2022 and bear interest at a fixed rate of 6.125%. The notes require semi-annual interest payments on January 1 and July 1 each year until maturity. The Company’s and Brookfield Residential US Corporation’s obligations to pay principal and interest on the unsecured notes is guaranteed by the Company and certain of the Company’s subsidiaries.

Transaction costs are incremental costs directly related to the issuance of the unsecured senior notes and the Company classified these costs within receivables and other assets as a deferred asset. These costs are amortized using the effective interest rate method over the life of the related debt instrument.

The notes include covenants that, among others, place limitations on incurring additional indebtedness and making restricted payments. Under the limitation on additional indebtedness, we are permitted to incur specified categories of indebtedness but are prohibited from incurring further indebtedness if we do not satisfy either an indebtedness to consolidated net tangible worth ratio or a fixed charge coverage ratio. Brookfield Residential was in compliance with these financial incurrence covenants for the nine months ended September 30, 2014. Our actual fixed charge coverage and indebtedness to consolidated net tangible worth ratio as of September 30, 2014 are reflected in the table below:

	Covenant	Actual as at September 30 2014
Minimum fixed charge coverage	2.0 to 1	4.5 to 1
Maximum indebtedness to consolidated net tangible worth	2.25 to 1	1.0 to 1

Bank Indebtedness and Other Financings

Our bank indebtedness and other financings as of September 30, 2014 were $258 million, a decrease of $91 million from December 31, 2013. The decrease was primarily the result of the pay down of project-specific financings, bank indebtedness and secured vendor take-back (“VTB”) mortgages in 2014. Our bank indebtedness and other financings represent construction and development loans and facilities that are used to fund the operations of our communities as new homes are constructed. As of September 30, 2014, the weighted average interest rate on our bank indebtedness and other financings was 3.9% (December 31, 2013 – 4.0%).

The debt maturing in 2014 and onwards is expected to either be refinanced or repaid from home and/or lot deliveries over this period. Additionally, as of September 30, 2014, we had bank indebtedness and due to affiliates of $799 million that was available to complete land development and construction activities. The “Cash Flow” section below discusses future available capital resources should proceeds from our future home and/or lot closings not be sufficient to repay our debt obligations.

Bank indebtedness and other financings consists of the following:

	As at
(US$ millions)	September 30 2014	December 31 2013
Bank indebtedness (a)	$166	$206
VTB mortgages (b)	92	117
Project-specific financings (c)	—	26
Due to affiliates (d)	—	—

	$258	$349

(a)	Bank indebtedness

The Company has four secured credit facilities (December 31, 2013 – three secured credit facilities) with various Canadian banks with outstanding amounts totalling $166 million at September 30, 2014 (December 31, 2013 – $206 million). The secured facilities are repayable in Canadian dollars in the amount of C$185 million at September 30, 2014 (December 31, 2013 – C$219 million). These facilities allow the Company to borrow up to approximately C$565 million (US$505 million) as at September 30, 2014 (December 31, 2013 – C$515 million (US$485 million)). The credit facilities bear interest between Canadian prime plus 0.50% to 0.75% for any amounts drawn. The

Brookfield Residential Properties Inc.	23

secured facilities are secured by fixed and floating charges over the land and housing inventory assets of the Alberta and Ontario operations and a general charge over the property of Brookfield Residential (Alberta) LP and Brookfield Homes (Ontario) Limited, both wholly-owned subsidiaries of the Company.

These facilities require Brookfield Residential (Alberta) LP, a wholly-owned subsidiary of the Company, to maintain a minimum tangible net worth of $330 million (C$370 million) and a debt to equity ratio of no greater than 1.75 to 1. At September 30, 2014, we were in compliance with all of our covenants relating to bank indebtedness. The following are computations of Brookfield Residential (Alberta) LP’s tangible net worth and debt to equity ratio covenants:

(US$ millions, except ratios)	Covenant	Actual as at September 30 2014
Tangible net worth	$330	$622
Debt to equity	1.75 to 1	0.41 to 1

These facilities also require Brookfield Homes (Ontario) Limited, a wholly-owned subsidiary of the Company, to maintain a minimum tangible net worth of $67 million (C$75 million) and a debt to equity ratio of no greater than 1.75 to 1. At September 30, 2014, we were in compliance with all of our covenants relating to bank indebtedness. The following are computations of Brookfield Homes (Ontario) Limited’s tangible net worth and debt to equity ratio covenants:

(US$ millions, except ratios)	Covenant	Actual as at September 30 2014
Tangible net worth	$67	$121
Debt to equity	1.75 to 1	0.47 to 1

Brookfield Residential US Corporation, a wholly-owned subsidiary of the Company, as borrower, and the Company, as the parent company to the borrower, entered into a $250 million unsecured Revolving Credit Facility with various lenders, with availability subject to a borrowing base calculation. Interest is charged on the facility at a rate equal to either the adjusted LIBOR plus the applicable rate between 1.875% and 2.25% per annum or the alternate base rate (“ABR”) plus the applicable rate between 0.875% and 1.25% per annum, at the option of the borrower.

The credit facility contains certain restrictive covenants including limitations on liens, dividends and other distributions, investments in subsidiaries and joint ventures that are not party to the loan, fundamental changes, sale leasebacks, modifications of material agreements, and certain financial covenants as discussed below.

The facility requires the Company and Brookfield Residential US Corporation to maintain a minimum consolidated tangible net worth of $1,101 million, as well as a consolidated net debt to book capitalization of no greater than 65%. As at September 30, 2014, the Company and Brookfield Residential US Corporation were in compliance with these covenants relating to this facility. The following are computations of consolidated tangible net worth and consolidated net debt to capitalization as directed by the covenants:

(US$ millions, except ratios)	Covenant	Actual as at September 30 2014
Tangible net worth	$1,101	$1,545
Net debt to capitalization	65%	44%

The Company had no outstanding borrowings under the Revolving Credit Facility at September 30, 2014. As of September 30, 2014, the Company had $250 million of borrowing availability under the facility.

The transaction costs and administrative and upfront fees related to the Revolving Credit Facility are within receivables and other assets (refer to Note 5 “Receivables and Other Assets” in the condensed consolidated financial statements).

(b)	Secured vendor take back (“VTB”) mortgages

A total of 23 secured VTB mortgages (December 31, 2013 – 25 secured VTB mortgages) in the amount of $87 million (December 31, 2013 – $111 million) relate to raw land held for development by Brookfield Residential (Alberta) LP and Brookfield Homes (Ontario) Limited. This debt is repayable in Canadian dollars of C$98 million (December 31, 2013 – C$118 million). The interest rate on this debt ranges from prime plus 1.0% to prime plus 2.0% to fixed rates ranging from 2.5% to 6.0% and the debt is secured by related lands. As at September 30, 2014, these borrowings are not subject to financial covenants.

A total of three secured VTB mortgages (December 31, 2013 – four secured VTB mortgages) in the amount of $5 million (December 31, 2013 – $6 million) relate to raw land held for development by Brookfield Homes Holdings LLC

24	Q3 2014 Interim Report

and Brookfield Residential (US) LLC, both wholly-owned subsidiaries of the Company. The interest rate on this debt is fixed at rates between 1.5% and 12.0% and the debt is secured by related lands. As at September 30, 2014, these borrowings are not subject to any financial covenants.

(c)	Project-specific financings

At September 30, 2014, the Company does not have any outstanding project-specific borrowings. At December 31, 2013, project-specific financings totalled $26 million which had a floating interest rate of prime plus 0.75%, matured in 2014 and were secured by the land assets to which the borrowings relate. This debt was repayable in Canadian dollars of C$28 million and was repaid during the three months ended March 31, 2014. These facilities required Brookfield Residential (Alberta) LP to maintain a minimum tangible net worth of C$370 million (US$348 million) and a debt to equity ratio of no greater than 1.75 to 1.

(d)	Due to affiliates

There were no amounts due to affiliates at September 30, 2014 or December 31, 2013 on an unsecured revolving operating facility with a subsidiary of our largest shareholder, Brookfield Asset Management Inc. At September 30, 2014, the availability on this facility was $300 million. The revolving operating facility is in a principal amount not to exceed $300 million. This facility matures December 2015, bears interest at LIBOR plus 4.5% and could be fully drawn upon without violation of any covenants.

At September 30, 2014, this revolving operating facility required Brookfield Residential US Corporation to maintain minimum total equity of $300 million and a consolidated net debt to capitalization ratio of no greater than 65%. At September 30, 2014, we were in compliance with all of our covenants relating to this facility. The following are computations of Brookfield Residential US Corporation’s minimum shareholders’ equity and net debt to capitalization ratio covenants:

(US$ millions, except ratios)	Covenant	Actual as at September 30 2014
Minimum shareholders’ equity	$300	$1,137
Net debt to capitalization	65%	32%

Net Debt to Capitalization Calculation

Brookfield Residential’s net debt to total capitalization ratio is defined as total interest-bearing debt less cash divided by total capitalization. We define capitalization to include total equity, other interests in consolidated subsidiaries and interest bearing debt, less cash.

Our net debt to total capitalization ratio as of September 30, 2014 and December 31, 2013 is as follows:

	As at
(US$ millions)	September 30 2014	December 31 2013
Bank indebtedness and other financings	$258	$349
Notes payable	1,100	1,100

Total interest bearing debt	1,358	1,449
Less: cash	(160)	(320)

	1,198	1,129

Other interests in consolidated subsidiaries	17	37
Total equity	1,528	1,440

Total capitalization	$2,743	$2,606

Net debt to capitalization	44%	43%

Credit Ratings

Our access to financing depends on, among other things, suitable market conditions and the maintenance of suitable long-term credit ratings. Our credit ratings may be adversely affected by various factors, including increased debt levels, decreased earnings, declines in our customer demand, increased competition, a further deterioration in general economic and business conditions and adverse publicity. Any downgrades in our credit rating may impede our access to capital markets or raise our borrowing rates. We are currently rated by two credit rating agencies,

Brookfield Residential Properties Inc.	25

Moody’s and Standard & Poor’s (“S&P”). We are committed to maintaining these ratings and improving them further over time. Our credit ratings at September 30, 2014 and at the date of this report were as follows:

26	Q3 2014 Interim Report

	Moody’s	S&P
Corporate rating	B1	B+
Outlook	Stable	Stable

Credit ratings are intended to provide investors with an independent measure of the credit quality of an issuer of securities. Agency ratings are subject to change, and there can be no assurance that a rating agency will rate us and/or maintain our rating. The credit ratings presented are not recommendations to purchase, hold or sell our common or preferred shares, as such ratings do not comment as to market price or suitability for a particular investor.

Cash Flow

Our principal uses of working capital include purchases of land, land development and home construction. Cash flows for each of our communities depend upon the applicable stage of the development cycle and can differ substantially from reported earnings. Early stages of development require significant cash outlays for land acquisitions, site approvals and entitlements, construction of model homes, roads, certain utilities and other amenities and general landscaping. As these costs are capitalized, earnings reported for financial statement purposes during such early stages may significantly exceed cash flows. Later, cash flows can exceed earnings reported for financial statement purposes as cost of sales includes charges for substantial amounts of previously expended costs.

We believe that we currently have sufficient access to capital resources and will continue to use our available capital resources to fund our operations. Our future capital resources include cash flow from operations, borrowings under project-specific and other credit facilities and proceeds from potential future debt issues or equity offerings, if required.

At September 30, 2014, we had cash and cash equivalents of $160 million, compared to $320 million at December 31, 2013.

The net cash flows for the nine months ended September 30, 2014 and 2013 were as follows:

	Nine Months Ended September 30
(US$ millions)	2014	2013
Cash flows used in operating activities	$(5)	$(235)
Cash flows used in investing activities	(23)	(58)
Cash flows (used in) / provided by financing activities	(129)	490
Effect of foreign exchange rates on cash	(3)	3

	$(160)	$200

Cash Flow Used in Operating Activities

Cash flows used in operating activities during the nine months ended September 30, 2014 totalled $5 million, compared to $235 million cash flow used in operating activities during 2013. During 2014, cash used in operating activities was impacted by an increase in land and housing inventory due to strategic land purchases and development activity, a decrease in receivables and other assets, a decrease in commercial assets held for sale, an increase in accounts payable and other liabilities and our net income. Acquisitions for the nine months ended September 30, 2014 totalled $168 million consisting of $31 million in Canada, $108 million in California and $29 million in Central and Eastern U.S. During 2013, cash used in operating activities was impacted by an increase in land and housing inventory, an increase in receivables and other assets and a decrease in accounts payable. Acquisitions for the nine months ended September 30, 2013 totalled $298 million consisting of $172 million in Canada, $90 million in California and $36 million in Central and Eastern U.S.

Cash Flow Used in Investing Activities

During the nine months ended September 30, 2014, cash flows used in investing activities totalled $23 million compared to $58 million in 2013. During 2014, we invested $33 million in unconsolidated entities which was partially offset by a decrease in restricted cash balances of $4 million and distributions from unconsolidated entities of $6 million. During 2013, we invested $57 million in unconsolidated entities and increased restricted cash balances by $12 million. This was partially offset by distributions of $11 million from unconsolidated entities.

Cash Flow Used in Financing Activities

Cash used in our financing activities for the nine months ended September 30, 2014 was $129 million, compared to $490 million provided by financing activities in the same period in 2013. The cash used in our financing activities in 2014 was primarily from net repayments under project-specific financings and other financings of $44 million, net

Brookfield Residential Properties Inc.	27

repayments under bank indebtedness of $31 million, repurchases of other interests in consolidated subsidiaries of $20 million and common share repurchases of $30 million. This was in contrast to net proceeds of $491 million from our unsecured senior notes offering, net repayments under project-specific and other financings of $98 million and net drawings under bank indebtedness of $97 million in 2013. The draws to date in 2014 have been used to fund acquisitions and development costs towards 2014 sales.

Contractual Obligations and Other Commitments

A summary of our contractual obligations and purchase agreements as at September 30, 2014 is as follows:

	Payment Due by Period
(US$ millions)	Total	Less than 1 Years	1 – 3 Years	3 – 5 Years	More than 5 Years
Notes payable(1)	$1,100	$—	$—	$—	$1,100
Interest on notes payable	498	70	139	139	150
Secured VTB mortgages(2)(3)	92	28	46	15	3
Bank indebtedness(2)(3)	166	6	160	—	—
Accounts payable and other liabilities(4)	444	444	—	—	—
Operating lease obligations(5)	44	2	13	11	18
Purchase agreements(6)	30	11	19	—	—

(1)	Amounts are included on the condensed consolidated balance sheets. See Note 7 to the condensed consolidated financial statements for additional information regarding unsecured senior notes payable.
(2)	Amounts are included on the condensed consolidated balance sheets. See Note 8 to the condensed consolidated financial statements for additional information regarding bank indebtedness and other financings and related matters.
(3)	Amounts do not include interest due to the floating nature of our debt. See Note 8 to the condensed consolidated financial statements for additional information regarding our floating rate debt.
(4)	Amounts are included on the condensed consolidated balance sheets. See Note 9 to the condensed consolidated financial statements for additional information regarding accounts payable and other liabilities.
(5)	Amounts relate to non-cancellable operating leases involving office space, design centres and model homes.
(6)	See Note 15 to the condensed consolidated financial statements for additional information regarding purchase agreements.

Shareholders’ Equity

At November 4, 2014, 115,421,243 Common Shares in the capital of the Company were issued and outstanding. In addition, Brookfield Residential has a stock option plan under which key officers and employees are granted options to purchase Common Shares. Each option granted can be exercised for one Common Share. At November 4, 2014, 6,516,699 options were outstanding under the stock option plan and the escrowed stock plan, collectively.

On May 1, 2014, Brookfield Residential announced a TSX-approved normal course issuer bid (“NCIB”) for a portion of our Common Shares. The NCIB is made in accordance with the requirements of the TSX and NYSE and Rules 10b-18 and 10b5-1 of the Securities and Exchange Act of 1934, as amended. During the nine months ended September 30, 2014, the Company purchased 1,507,282 common shares for total consideration of approximately $30 million.

On August 1, 2014, the Company converted all 61,638 issued and outstanding Preferred Shares into 168,380 Common Shares.

Off-Balance Sheet Arrangements

In the ordinary course of business, and where market conditions permit, we enter into land and lot option contracts and unconsolidated entities to acquire control of land to mitigate the risk of declining land values. Option contracts for the purchase of land permit us to control the land for an extended period of time until options expire. This reduces our financial risk associated with land ownership and development and reduces our capital and financial commitments. As of September 30, 2014, we had $71 million of primarily non-refundable option deposits and advanced costs. The total remaining exercise price of these options was $116 million. Pursuant to the guidance in the United States Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 810 Consolidation, as described in Note 2 to our condensed consolidated financial statements included elsewhere in this interim report, we have consolidated $29 million of these option contracts where we consider the Company holds the majority economic interest in the assets held under the options.

We also own 9,402 lots and control under option 1,516 lots through our proportionate share of unconsolidated entities. As of September 30, 2014, our investment in unconsolidated entities totaled $238 million. We have provided varying levels of guarantees of debt in our unconsolidated entities. As of September 30, 2014, we had completion

28	Q3 2014 Interim Report

guarantees of $9 million and recourse guarantees of $1 million with respect to debt in our unconsolidated entities. During the nine months ended September 30, 2014, we did not make any loan re-margin repayments on the debt in our unconsolidated entities. Please refer to Note 3 to our condensed consolidated financial statements included later in this interim report for additional information about our investments in unconsolidated entities.

We obtain letters of credit, performance bonds and other bonds to support our obligations with respect to the development of our projects. The amount of these obligations outstanding at any time varies in accordance with our development activities. If these letters of credit or bonds are drawn upon, we will be obligated to reimburse the issuer of the letter of credit or bonds. As of September 30, 2014, we had $65 million in letters of credit outstanding and $297 million in performance bonds for these purposes. The estimated costs to complete related to our letters of credit and performance bonds at September 30, 2014 are $41 million and $129 million, respectively.

Transactions Between Related Parties

Related parties include the directors, executive officers, director nominees or 5% shareholders, and their respective immediate family members. There are agreements among our affiliates to which we are a party or subject to, including a name license and an unsecured revolving credit facility. The Company’s significant related party transactions as of and for the three and nine months ended September 30, 2014 and 2013 were as follows:

•	In 2013, the Company purchased the tax attributes of a subsidiary of Brookfield Asset Management Inc. in consideration for a $33 million (2012—$26 million) non-interest bearing promissory note. During the three and nine months ended September 30, 2014, $6 million and $16 million, respectively, (2013—$6 million and $19 million) of this note was repaid. These transactions were recorded at the exchange amount.

•	During the three and nine months ended September 30, 2014, the Company paid $nil and $10 million (2013—$nil and $18 million, respectively) to Brookfield Asset Management Inc. for Canadian tax credits. The transactions were recorded at the exchange amount.

Subsequent Events

On October 17, 2014, one of the Company’s investments in unconsolidated entities in Phoenix, Arizona sold a total of 1,078 lots for total revenue of $60 million. Our share of the equity earnings from this transaction was $11 million.

On October 23, 2014, Brookfield Asset Management Inc. announced that it had made a proposal to the Company to acquire the approximately 30% of the common shares of Brookfield Residential that it does not already own for $23.00 cash per share. The board of directors of the Company has established a special committee of independent directors to review and consider the proposal.

Brookfield Residential Properties Inc.	29

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The discussion and analysis of our financial condition and results of operations is based upon the condensed consolidated financial statements of Brookfield Residential, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make assumptions, estimates and judgments that affect the carrying amounts of assets, liabilities, revenues and expenses, and the related disclosure of contingent assets and liabilities. Significant areas where judgment is applied include asset valuations, investments in unconsolidated entities, assessment of variable interest entities, tax provisions, warranty costs, valuation of financial instruments, deferred income tax assets and liabilities, accrued liabilities and contingent liabilities including litigation. Our actual results may differ materially from these estimates under different assumptions or conditions.

Our most critical accounting policies are those that we believe are the most important in portraying our financial condition and results of operations, and require the most subjectivity and estimates by our management. A summary of our significant accounting policies, including the critical accounting policies discussed below, is provided in the notes to the condensed consolidated financial statements of the Company included later in this interim report.

Revenue Recognition

Revenues from the sale of homes are recognized when title passes to the purchaser upon closing, wherein all proceeds are received or collectability is reasonably assured. Land sales are recognized when title passes to the purchaser upon closing, all material conditions of the sales contract have been met and a significant cash down payment or appropriate security is received and collectability is reasonably assured. In certain circumstances, when title transfers but material future development exists, the percentage-of-completion method is used to recognize revenue.

Sales Incentives

We grant our homebuyers sales incentives from time-to-time in order to promote sales of our homes. These incentives will vary by type and by amount on a community-by-community and home-by-home basis. Incentives that impact the value of the home or the sales price paid, such as additional options, are reflected as a reduction to sales revenue. Incentives that we pay to an outside party, such as paying some or all of a homebuyer’s closing costs, are recorded as cost of sales. Incentives are recognized at the time the home is delivered to the homebuyer and we receive the sales proceeds.

Land and Housing Inventory

Inventories consist of land held for development, land under development, homes under construction, completed homes and model homes and are stated at cost, net of impairment losses. In accordance with ASC Topic 360 Property, Plant and Equipment, housing and land assets that we own directly are reviewed for recoverability on a regular basis and whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability is measured by comparing the carrying amount of an asset to future undiscounted cash flows expected to be generated by the asset. To arrive at the estimated fair value of housing and land inventory impaired, we estimate the cash flow for the life of each project. Specifically, on land projects, we estimate the timing of future land sales and the estimated revenue per lot, as well as estimated margins with respect to future land sales. On a housing project, we evaluate the margins on homes that have been closed, margins on sales contracts which are in backlog and estimated margins with regard to future home sales over the life of the project. For the land and housing inventory, we continuously evaluate projects where inventory is turning over more slowly than expected or where average sales price and margins are declining and are expected to continue to decline. These projections take into account the specific business plans for each project and management’s best estimate of the most probable set of economic conditions anticipated to prevail in the market area. Such projections generally assume current home selling prices, cost estimates and sales rates for short-term projects are consistent with recent sales activity. For longer-term projects, planned sales rates for 2014 assume recent sales activity and normalized sales rates beyond 2014. We identify potentially impaired land and housing projects based on these quantitative factors as well as qualitative factors obtained from the local market areas. If the future undiscounted cash flows are less than the carrying amount, the asset is considered to be impaired and is then written down to fair value less estimated selling costs using a discounted cash flow methodology which incorporates market-based assumptions.

All projects were reviewed for impairment charges and option write-offs for the nine months ended September 30, 2014 and no impairment charges were required. This is consistent with the nine months ended September 30, 2013.

30	Q3 2014 Interim Report

The locations of the projects reviewed were as follows:

Number of Projects
Canada	52
California	37
Central and Eastern U.S.	30
Unconsolidated entities	16

135

We have also entered into a number of option contracts to acquire land or lots in the future in accordance with specific terms and conditions. A majority of our option contracts require a non-refundable cash deposit based on a percentage of the purchase price of the property. The option contracts are recorded at cost. In determining whether to pursue an option contract, we assess the option primarily based upon the expected cash flows from the optioned property. If our intent is to no longer pursue an option contract, we record a charge to earnings of the deposit amounts and any other related pre-acquisition entitlement costs in the period the decision is made.

Capitalized Costs

In addition to direct land acquisitions, land development and improvement costs and home construction costs, costs also include interest, real estate taxes and direct overhead related to development and construction, which are capitalized to inventory during the period beginning with the commencement of development and ending with the completion of construction or development.

The Company capitalizes certain interest costs to qualified inventory during the development and construction period in accordance with ASC Topic 835-20 Capitalization of Interest. Capitalized interest is charged to cost of sales when the related inventory is delivered. Interest incurred on home building indebtedness in excess of qualified inventory, as defined in ASC 835-20, is charged to the condensed consolidated statement of operations in the period incurred.

Income Taxes

Income taxes are accounted for in accordance with ASC Topic 740 Income Taxes. The provision for, or benefit from, income taxes is calculated using the asset and liability method, under which deferred tax assets and liabilities are recorded based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the years in which the differences are expected to reverse.

Provisions (benefits) for federal, state and provincial income taxes are calculated on reported pretax income (losses) based on current tax law and also include, in the applicable period, the cumulative effect of any changes in tax rates from those used previously in determining deferred tax assets and liabilities. Such provisions (benefits) differ from the amounts currently receivable or payable because certain items of income and expense are recognized for financial reporting purposes in different periods than for income tax purposes. Significant judgment is required in determining income tax provisions (benefits) and evaluating tax positions. The Company establishes reserves for income taxes when, despite the belief that its tax positions are fully supportable, it believes that its positions may be challenged and disallowed by various tax authorities. The consolidated tax provisions (benefits) and related accruals include the impact of such reasonably estimable disallowances as deemed appropriate. To the extent that the probable tax outcome of these matters changes, such changes in estimates will impact the income tax provision (benefit) in the period in which such determination is made.

In accordance with ASC Topic 740, the Company assesses on a quarterly basis the realizability of its deferred tax assets. Significant judgment is required in estimating valuation allowances for deferred tax assets. A valuation allowance is established against a deferred tax asset if, based on the available evidence, it is more-likely-than-not that such asset will not be realized. The Company’s assessment includes evaluating the following significant factors: an assessment of recent years’ profitability and losses which considers the nature, frequency, and severity of current and cumulative losses; management’s forecasts or expectation of profits based on margins and volumes expected to be realized (which are based on current pricing and volume trends); the long duration of five to twenty years or more in all significant operating jurisdictions before the expiry of net operating losses, and taking into consideration that a portion of the deferred tax asset is composed of deductible temporary differences that are not subject to an expiry period until realized under tax law.

The Company bases its estimate of deferred tax assets and liabilities on current tax laws and rates and, in certain cases, on business plans and other expectations about future outcomes. Changes in existing tax laws or rates could affect actual tax results, and future business results may affect the amount of deferred tax liabilities or the valuation of deferred tax assets over time. The Company’s accounting for deferred tax assets represents its best estimate of future events using the guidance provided by ASC Topic 740.

Derivative Financial Instruments

We revalue our equity swap contracts each reporting period. The fair value of the equity swap contracts are determined based on the notional amount, share price, the number of underlying Common Shares and the three month LIBOR rate. We performed a sensitivity analysis of the estimated fair value and the impact to the financial

Brookfield Residential Properties Inc.	31

statements using alternative reasonably likely assumptions on September 30, 2014 and the impact to the financial statements was nominal. However, future fluctuations in the Company’s share price could have a significant impact on net income.

The interest rate swaps are revalued at each reporting period. The fair value of interest rate swaps is determined based on the notional amount, term to maturity and the three month LIBOR rate. The LIBOR rates vary depending on the term to maturity and the conditions set out in the underlying swap agreements.

Fair Value Instruments

The FASB’s authoritative guidance for fair value measurements establishes a three-level hierarchy based upon the inputs to the valuation model of an asset or liability. The fair value hierarchy and its application to our assets and liabilities is as follows:

•	Level 1 – Valuation is based on quoted prices in active markets for identical assets and liabilities.

•	Level 2 – Valuation is determined from quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar instruments in markets that are not active, or by model-based techniques in which all significant inputs are observable in the market.

•	Level 3 – Valuation is derived from model-based techniques in which at least one significant input is unobservable and based on our own estimates about the assumptions that market participants would use to value the asset or liability.

When available, we use quoted market prices in active markets to determine fair value. We consider the principal market and non-performance risks associated with our counterparties when determining the fair value measurements, if applicable. Fair value measurements are used for our interest rate and equity swaps, as well as for inventories when events and circumstances indicate that the carrying value may not be recoverable.

Other Interests in Consolidated Subsidiaries

The Company accounts for the other interests in consolidated subsidiaries in accordance with ASC Topic 480 Distinguishing Liabilities From Equity. Redeemable non-controlling interest is initially measured at the non-controlling interests’ proportionate share of the net fair value of the identifiable assets, liabilities and contingent liabilities recognized at the time of investment outside of permanent equity on the Company’s condensed consolidated balance sheet in accordance with ASC 480-10. Subsequently, the redeemable non-controlling interests are carried at the higher of (1) the initial carrying amount, increased or decreased for the non-controlling interests’ share of net income or loss; or (2) the expected redemption value. The change of the carrying amounts of the redeemable non-controlling interests is recognized as net income attributable to redeemable non-controlling interests in the consolidated statements of operations. In accordance with ASC Topic 810 Consolidations, adjustments to reflect changes in the excess, if any, of the redeemable non-controlling interests’ redemption value over their ASC 810-10 measurement amount is recorded against permanent equity in retained earnings.

Recent Accounting Pronouncements

In May 2014, the FASB issued Accounting Standards Update (“ASU”) 2014-09, “Revenue from Contracts with Customers” (“ASU 2014-09”). ASU 2014-09 provides a comprehensive model for entities to use in accounting for revenue arising from contracts with customers and replaces most current revenue recognition guidance, including industry-specific guidance. ASU 2014-09 indicates that an entity should recognize revenue when it transfers promised goods or services to customers in an amount that reflects that consideration to which the entity expects to be entitled in exchange for those goods or services. This is achieved through the application of a five-step model which requires entities to exercise judgment in analyzing revenue transactions. ASU 2014-09 is effective for public entities for annual and interim periods beginning after December 15, 2016. Early adoption is not permitted and companies may use either a full retrospective or a modified retrospective approach when implementing the new guidance. The Company is currently evaluating the impact of the adoption of ASU 2014-09 on the condensed consolidated financial statements.

Non-GAAP Financial Measures

Gross margins on land and home sales are non-GAAP financial measures and are defined by the Company as sales of land and homes less respective direct cost of sales of land and homes. Management finds gross margin to be an important and useful measurement, as the Company uses it to evaluate its performance and believes it is a widely accepted financial measure by users of its financial statements in analyzing its operating results. Gross margin also provides comparability to similar calculations by its peers in the homebuilding industry. Additionally, gross margin is important to the Company’s management because it assists its management in making strategic decisions regarding its construction pace, product mix and product pricing based upon the profitability generated on homes and land actually delivered during previous periods. However, gross margins as presented may not be fully comparable to similarly titled measures reported by other companies because not all companies calculate this metric in an identical manner.

This measure is not intended to represent GAAP gross margins and it should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

32	Q3 2014 Interim Report

Internal Control Over Financial Reporting

The President and Chief Executive Officer and Executive Vice President and Chief Financial Officer are responsible for maintaining adequate internal controls over financial reporting. As at September 30, 2014, the President and Chief Executive Officer and Executive Vice President and Chief Financial Officer evaluated the design and operation of the Company’s disclosure controls and procedures and internal controls over financial reporting. Based on that evaluation, the Company’s disclosure controls and procedures and internal control over financial reporting were effective as at September 30, 2014, to provide reasonable assurance that information required to be disclosed by the Company in the reports that it files or submits under applicable United States and Canadian securities laws is (i) recorded, processed, summarized, and reported on a timely basis, and (ii) accumulated and communicated to management, including our principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosures. There has been no change in our internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Brookfield Residential Properties Inc.	33

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT RISKS

The Company is exposed to the following risks as a result of holding financial instruments: (a) market risk (i.e. interest rate risk, currency risk and other price risk that impact the fair values of financial instruments); (b) credit risk; and (c) liquidity risk. The following is a description of these risks and how they are managed:

(a)	Market Risk

Market risk is defined for these purposes as the risk that the fair value or future cash flows of a financial instrument held by the Company will fluctuate because of changes in market prices. Market risk includes the risk of changes in interest rates, currency exchange rates and changes in market prices due to factors other than interest rates or currency exchange rates, such as changes in equity prices, commodity prices or credit spreads.

The Company manages market risk from foreign currency assets and liabilities and the impact of changes in currency exchange rates and interest rates, by funding assets with financial liabilities in the same currency and with similar interest rate characteristics, and holding financial contracts such as interest rate derivatives to minimize residual exposures.

Financial instruments held by the Company that are subject to market risk include other financial assets, borrowings, and derivative instruments such as interest rate and equity swap contracts.

Interest Rates

We are exposed to financial risks that arise from the fluctuations in interest rates. Our interest-bearing assets and liabilities are mainly at floating rates, so we would be negatively impacted, on balance, if interest rates increase. From time to time, the Company enters into interest rate swap contracts. At September 30, 2014, we had interest rate swap contracts totalling $50 million at an average rate of 5.08% per annum. Based on our net debt levels as of September 30, 2014, a 1% change in interest rates would have either a negative or positive effect of approximately $2 million on our cash flows. Expense of $nil and $nil was recognized during the three and nine months ended September 30, 2014, respectively, and was included in other income. All interest rate swaps are recorded at fair market value and fluctuations in fair market value are presented in the statements of operations as hedge accounting has not been applied.

Our interest rate swaps are not designated as hedges under ASC Topic 815 Derivatives and Hedging. We are exposed to market risk associated with changes in the fair values of the swaps, and such changes must be reflected in our condensed consolidated statements of operations. As of September 30, 2014, the fair value of the interest rate swaps totalled a liability of $5 million.

Exchange Rates

We conduct business in both Canadian and U.S. dollars; therefore, we are exposed to currency risks. Our cash flows from Canadian and U.S. operations are exposed to foreign exchange risk as sales and operating expenses are denominated in local currencies. Changes in currency rates will impact the carrying value of financial instruments denominated in currencies other than the U.S. dollar.

As at September 30, 2014, the Company does not hold any hedging instruments in currencies other than U.S. dollars.

Other Price Risk

Other price risk is the risk of variability in fair value due to movements in equity prices or other market prices such as commodity prices and credit spreads.

Financial instruments held by the Company that are exposed to equity price risk include equity derivatives. A 5% decrease in the market price of equity derivatives held by the Company would have decreased net income by $3 million. Our liability in respect of equity compensation arrangements is subject to variability based on changes in our underlying Common Share price. To hedge against future deferred share unit payments, in May 2013 and in September 2011, we entered into two separate total return swap transactions at a weighted average cost of $16.20 per share on 1,585,889 shares. Both swaps mature in September 2016. At September 30, 2014, the fair market value of the total return swap was an asset of $4 million and was included in accounts receivable and other assets. Expense of $3 million and $8 million was recognized related to the total return swap during the three and nine months ended September 30, 2014, respectively, and was included in selling, general and administrative expense. Also included in selling, general and administrative expense for the three and nine months ended September 30, 2014 was expense of $2 million and $6 million, respectively, relating to the Company’s share-based compensation plans. The total return swap is recorded at fair market value and is recorded through the condensed consolidated statements of operations because hedge accounting has not been applied.

34	Q3 2014 Interim Report

(b)	Credit Risk

Credit risk is the risk of loss due to the failure of a borrower or counterparty to fulfill its contractual obligations. The Company’s exposure to credit risk in respect of financial instruments relates primarily to counterparty obligations regarding derivative contracts and receivables.

We assess the credit worthiness of each counterparty before entering into contracts and ensure that counterparties meet minimum credit quality requirements. The credit risk of derivative financial instruments is generally limited to the positive fair value of the instruments, which, in general, tends to be a relatively small proportion of the notional value. Substantially all of our derivative financial instruments involve either counterparties that are banks or other financial institutions in North America that have embedded credit risk mitigation features. We do not expect to incur credit losses in respect to any of these counterparties. The maximum exposure in respect to receivables is equal to the carrying value.

(c)	Liquidity Risk

Liquidity risk is the risk that we cannot meet a demand for cash or fund an obligation as it comes due. Liquidity risk also includes the risk of not being able to liquidate assets in a timely manner at a reasonable price.

To ensure we are able to react to contingencies and investment opportunities quickly, we maintain sources of liquidity at the corporate and subsidiary levels. The primary source of liquidity consists of cash and other financial assets, net of deposits and other associated liabilities, and undrawn committed credit facilities.

We are subject to the risks associated with debt financing, including the ability to refinance indebtedness at maturity. We believe these risks are mitigated through the use of long-term debt secured by high quality assets, maintaining debt levels that are in management’s opinion relatively conservative, and by diversifying maturities over an extended period of time. We also seek to include in debt agreements terms that protect us from liquidity issues of counterparties that might otherwise impact our liquidity.

Brookfield Residential Properties Inc.	35

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

BROOKFIELD RESIDENTIAL PROPERTIES INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(all dollar amounts are in thousands of U.S. dollars)

		(Unaudited)
		As at
	Note	September 30 2014	December 31 2013
Assets
Land and housing inventory	2	$2,587,486	$2,399,242
Investments in unconsolidated entities	3	237,794	206,198
Commercial assets held for sale	4	—	47,733
Receivables and other assets	5	307,789	341,090
Restricted cash	6	3,741	8,169
Cash and cash equivalents		159,775	319,735
Deferred income tax assets	10	50,079	21,594

Total assets		$3,346,664	$3,343,761

Liabilities and Equity
Notes payable	7	$1,100,000	$1,100,000
Bank indebtedness and other financings	8	257,964	348,853
Accounts payable and other liabilities	9	443,265	418,410

Total liabilities		1,801,229	1,867,263

Other interests in consolidated subsidiaries	11	17,309	36,641

Preferred Shares – nil shares outstanding (December 31, 2013 – 64,061 shares outstanding)	12	—	1,600
Common Shares – 115,714,204 shares outstanding (December 31, 2013 – 117,026,076 shares outstanding)	12	330,155	332,511
Additional paid-in-capital		421,370	415,377
Retained earnings		752,818	625,482
Non-controlling interest	11	34,659	35,047
Accumulated other comprehensive (loss) / income		(10,876)	29,840

Total equity		1,528,126	1,439,857

Total liabilities and equity		$3,346,664	$3,343,761

Commitments, contingent liabilities and other	15
Guarantees	16

See accompanying notes to the condensed consolidated financial statements

36	Q3 2014 Interim Report

BROOKFIELD RESIDENTIAL PROPERTIES INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(all dollar amounts are in thousands of U.S. dollars, except per share amounts)

		(Unaudited)
		Three Months Ended September 30		Nine Months Ended September 30
	Note	2014	2013	2014	2013
Revenue
Land		$64,408	$70,957	$190,154	$227,461
Housing		290,908	261,598	694,582	573,985

Total revenue		355,316	332,555	884,736	801,446

Direct Cost of Sales
Land		(28,198)	(29,666)	(90,438)	(117,032)
Housing		(220,474)	(203,925)	(530,638)	(457,319)

Total direct cost of sales		(248,672)	(233,591)	(621,076)	(574,351)

Gain on commercial assets held for sale	4	—	—	32,927	—
Selling, general and administrative expense		(45,318)	(41,746)	(134,616)	(118,065)
Interest expense		(15,898)	(14,431)	(47,147)	(35,714)
Equity in earnings from unconsolidated entities	3	2,624	765	11,038	3,759
Other income		709	2,099	8,903	7,478
Depreciation		(1,145)	(1,128)	(3,416)	(3,173)

Income Before Income Taxes		47,616	44,523	131,349	81,380
Current income tax expense	10	(2,363)	(2,323)	(3,239)	(2,374)
Deferred income tax recovery / (expense)	10	40,770	(6,167)	27,683	(13,902)

Net Income		86,023	36,033	155,793	65,104

Other Comprehensive Income
Unrealized foreign exchange (loss) / gain on translation of the net investment in Canadian subsidiaries		(38,880)	14,414	(40,716)	(27,933)

Comprehensive Income		$47,143	$50,447	$115,077	$37,171

Net Income / (Loss) Attributable To:
Consolidated		$86,023	$36,033	$155,793	$65,104
Non-controlling interests and other interests in consolidated subsidiaries	11	(36)	1,417	2,505	1,974

Brookfield Residential		$86,059	$34,616	$153,288	$63,130

Comprehensive Income / (Loss) Attributable To:
Consolidated		$47,143	$50,447	$115,077	$37,171
Non-controlling interests and other interests in consolidated subsidiaries	11	(36)	1,417	2,505	1,974

Brookfield Residential		$47,179	$49,030	$112,572	$35,197

Common Shareholders Earnings Per Share
Basic	14	$0.74	$0.30	$1.31	$0.54
Diluted	14	$0.73	$0.29	$1.30	$0.54
Weighted Average Common Shares Outstanding (in thousands)
Basic	14	116,106	116,856	116,664	116,550
Diluted	14	117,313	117,784	117,924	117,500

See accompanying notes to the condensed consolidated financial statements

Brookfield Residential Properties Inc.	37

BROOKFIELD RESIDENTIAL PROPERTIES INC.

CONDENSED CONSOLIDATED STATEMENTS OF EQUITY

(all dollar amounts are in thousands of U.S. dollars)

	(Unaudited)
	Nine Months Ended September 30
	2014	2013
Preferred Shares (Note 12)
Opening balance	$1,600	$1,630
Conversion of Preferred Shares into Common Shares	(1,600)	(30)

Ending balance	—	1,600

Common Shares (Note 12)
Opening balance	332,511	324,704
Issuance of Common Shares	255	7,777
Conversion of Preferred Shares into Common Shares	1,600	30
Common Shares repurchased for cancellation	(4,211)	—

Ending balance	330,155	332,511

Additional Paid-in-Capital
Opening balance	415,377	411,010
Share-based compensation costs	6,074	4,044
Stock option exercises	(81)	(2,967)
Non-controlling interest	—	994
Other	—	4,653

Ending balance	421,370	417,734

Retained Earnings
Opening balance	625,482	483,450
Net income attributable to Brookfield Residential	153,288	63,130
Dividends on Preferred Shares	(61)	(64)
Common Shares repurchased for cancellation	(25,891)	—

Ending balance	752,818	546,516

Accumulated Other Comprehensive Income
Opening balance	29,840	81,062
Other comprehensive loss	(40,716)	(27,933)

Ending balance	(10,876)	53,129

Total Brookfield Residential Equity	$1,493,467	$1,351,490

Non-controlling Interest (Note 11)
Opening balance	$35,047	$5,539
Acquisition	—	25,402
Net loss attributable to non-controlling interest	(388)	(195)
Distributions	—	(4)

Ending balance	$34,659	$30,742

Total Equity	$1,528,126	$1,382,232

See accompanying notes to the condensed consolidated financial statements

38	Q3 2014 Interim Report

BROOKFIELD RESIDENTIAL PROPERTIES INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(all dollar amounts are in thousands of U.S. dollars)

	(Unaudited)
	Nine Months Ended September 30
	2014	2013
Cash Flows Provided by / (Used in) Operating Activities
Net income	$155,793	$65,104
Adjustments to reconcile net income to net cash used in operating activities:
Undistributed earnings from unconsolidated entities	(6,377)	(412)
Deferred income tax (recovery) / expense	(27,683)	13,902
Share-based compensation costs	7,325	4,044
Depreciation	3,416	3,173
Amortization of non-cash vendor take back (“VTB”) interest	253	430
Changes in operating assets and liabilities:
Decrease / (increase) in receivables and other assets	22,491	(29,997)
Increase in land and housing inventory	(237,782)	(289,271)
Decrease in commercial assets held for sale	45,956	—
Increase / (decrease) in accounts payable and other liabilities	30,998	(1,719)

Net cash used in operating activities	(5,610)	(234,746)

Cash Flows Provided by / (Used in) Investing Activities
Investments in unconsolidated entities	(33,337)	(56,896)
Distributions from unconsolidated entities	5,730	10,916
Change in restricted cash	4,416	(11,767)

Net cash used in investing activities	(23,191)	(57,747)

Cash Flows Provided by / (Used in) Financing Activities
Drawings under project-specific and other financings	11,633	205,680
Repayments under project-specific and other financings	(55,952)	(303,268)
Drawings on bank indebtedness	6,227	131,849
Repayments on bank indebtedness	(37,051)	(35,028)
Net drawings under notes payable	—	491,000
Net distributions to non-controlling interest and other interests in consolidated subsidiaries	(2,000)	(5,366)
Repurchase from non-controlling interest and other interests in consolidated subsidiaries	(20,240)	—
Purchase of Common Shares for restricted stock and share unit plan	(1,251)	—
Exercise of stock options	174	4,810
Repurchase of Common Shares for cancellation	(30,102)	—
Dividends paid to preferred shareholders	(61)	(64)

Net cash (used in) / provided by financing activities	(128,623)	489,613

Effect of foreign exchange rates on cash	(2,536)	3,114

Change in cash and cash equivalents	(159,960)	200,234
Cash and cash equivalents at beginning of period	319,735	49,826

Cash and cash equivalents at end of period	$159,775	$250,060

Supplemental Cash Flow Information
Interest paid	$57,873	$39,495
Income taxes paid	$28,636	$39,358

See accompanying notes to the condensed consolidated financial statements

Brookfield Residential Properties Inc.	39

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

(all dollar amounts are in thousands of U.S. dollars)

Note 1. Significant Accounting Policies

(a) Basis of Presentation

Brookfield Residential Properties Inc. (the “Company” or “Brookfield Residential”) was incorporated in Ontario, Canada and became a public company on March 31, 2011 pursuant to the contribution of Brookfield Office Properties’ residential land and housing division (“BPO Residential”) and the merger of Brookfield Homes Corporation (“Brookfield Homes”) into a single residential land and housing company, which was achieved through a merger and series of related transactions completed on March 31, 2011 (the “Transaction”). The Company trades on the New York Stock Exchange (“NYSE”) and the Toronto Stock Exchange (“TSX”) under the symbol “BRP”.

The accompanying unaudited condensed consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information. They should be read in conjunction with the Company’s consolidated financial statements and footnotes included in the Company’s Annual Report for the year ended December 31, 2013. The unaudited condensed consolidated financial statements include the consolidated accounts of Brookfield Residential, its subsidiaries, investments in unconsolidated entities and variable interest entities in which the Company is the primary beneficiary. All intercompany accounts, transactions and balances have been eliminated upon consolidation.

All dollar amounts discussed herein are in U.S. dollars and in thousands, unless otherwise stated. Amounts in Canadian dollars are identified as “C$.”

Brookfield Residential has historically experienced variability in results of operations from quarter to quarter due to the seasonal nature of the home building business and the timing of new community openings and the closing out of projects. The Company typically experiences the highest rate of orders for new homes and lots in the first nine months of the calendar year, although the rate of orders for new homes is highly dependent upon the number of active communities. As new home deliveries trail orders for new homes by several months, the Company typically delivers a greater percentage of new homes in the second half of the year compared with the first half of the year. As a result, revenues from sales of homes are generally higher in the second half of the year. Acre sales results are more variable from year to year given the nature of the development and monetization cycle.

(b) Revenue Recognition

Land sales are recognized when title passes to the purchaser upon closing, all material conditions of the sales contract have been met and a significant cash down payment or appropriate security is received and collectability is reasonably assured. Revenues from the sale of homes are recognized when title passes to the purchaser upon closing, wherein all proceeds are received or collectability is reasonably assured. In certain circumstances, when title transfers but material future development is required, the percentage-of-completion method is used to recognize revenue.

The Company grants homebuyers sales incentives from time-to-time in order to promote sales of its homes. These incentives will vary by type and by amount on a community-by-community and home-by-home basis. Incentives that impact the value of the home or the sales price paid, such as additional options, are reflected as a reduction to sales revenue. Incentives that are paid to an outside party, such as paying some or all of a homebuyer’s closing costs, are recorded as cost of sales. Incentives are recognized at the time title passes to the homebuyer and the sale is recognized.

(c) Land and Housing Inventory

(i) Carrying values: Inventories consist of land held for development, land under development, homes under construction, completed homes and model homes and are stated at cost, net of impairment losses. In accordance with the United States Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 360 Property, Plant and Equipment, land and housing assets owned directly by the Company are reviewed for recoverability on a regular basis; the Company assesses these assets no less than quarterly for recoverability and whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Indicators of impairment include, but are not limited to: significant decreases in local housing market values and selling prices of comparable homes; significant decreases in gross margins and sales absorption rates; accumulation of costs in excess of budget; actual or projected operating or cash flow losses; and current expectations that a real estate asset will more likely than not be sold before its previously estimated useful life. For communities where the current competitive and market dynamics indicate that these factors may be other than temporary, which may call into question the recoverability of the Company’s investment, a formal impairment analysis is performed. The formal impairment analysis consists of both qualitative competitive market analyses and a quantitative analysis reflecting market and asset specific information.

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BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

(all dollar amounts are in thousands of U.S. dollars)

The qualitative competitive market analysis includes review of factors such as the target buyer and the macroeconomic characteristics that impact the performance of the Company’s assets, such as unemployment and the availability of mortgage financing, among other things. Based on this qualitative competitive market analysis, adjustments to sales prices may be required in order to make the Company’s communities competitive. The Company incorporates these adjusted prices in the quantitative analysis for the specific community.

Recoverability is measured by comparing the carrying amount of an asset to future undiscounted cash flows expected to be generated by the asset. To arrive at the estimated fair value of land and housing inventory, the Company estimates the cash flow for the life of each project. Specifically, on a land project, the Company estimates the timing of future land sales and the estimated revenue per lot, as well as estimated margins with respect to future land sales. On a housing project, the Company evaluates the margins on homes that have been closed, margins on sales contracts which are in backlog and estimated margins with regard to future home sales over the life of the project. For the land and housing inventory, the Company continuously evaluates projects where inventory is turning over more slowly than expected or whose average sales price and margins are declining and are expected to continue to decline. These projections take into account the specific business plans for each project and management’s best estimate of the most probable set of economic conditions anticipated to prevail in the market area. Such projections generally assume current home selling prices, cost estimates and sales rates for short-term projects are consistent with recent sales activity. For longer-term projects, planned sales rates for 2014 generally assume recent sales activity and normalized sales rates beyond 2014. In some instances, the Company may incorporate a certain level of inflation or deflation into the projected revenue and cost assumptions for these longer term projects. Management identifies potentially impaired land and housing projects based on these quantitative factors as well as qualitative factors obtained from the local market areas. If the future undiscounted cash flows are less than the carrying amount, the asset is considered to be impaired and is then written down to fair value less estimated selling costs using a discounted cash flow methodology which incorporates market participant assumptions.

Due to uncertainties in the estimation process, particularly with respect to projected home sales prices and absorption rates, the timing and amount of the estimated future cash flows and discount rates, it is reasonably possible that actual results could differ from the estimates used in the impairment analyses. Assumptions about future home sales prices and absorption rates require significant judgment because the residential homebuilding industry is cyclical and is highly sensitive to changes in economic conditions. Because the projected cash flows used to evaluate the fair value of inventory are significantly impacted by changes in market conditions including decreased sales prices, a change in sales prices or changes in absorption estimates based on current market conditions and management’s assumptions relative to future results could lead to additional impairments in certain communities during any given period.

The Company has also entered into a number of option contracts to acquire land or lots in the future in accordance with specific terms and conditions. The majority of the option contracts require a non-refundable cash deposit based on a percentage of the purchase price of the property. Option contracts are recorded at cost. In determining whether to pursue an option contract, the Company estimates the option primarily based upon the expected cash flows from the optioned property. If the intent is to no longer pursue an option contract, the Company records a charge to earnings of the deposit amounts and any other related pre-acquisition entitlement costs in the period the decision is made.

(ii) Capitalized costs: In addition to direct land acquisitions, land development and improvement costs and home construction costs, costs also include interest, real estate taxes and direct overhead related to development and construction, which are capitalized to inventory during the period beginning with the commencement of development and ending with the completion of construction or development.

The Company capitalizes certain interest costs to qualified inventory during the development and construction period in accordance with ASC Topic 835-20 Capitalization of Interest. Capitalized interest is charged to cost of sales when the related inventory is delivered. Interest incurred on home building indebtedness in excess of qualified inventory, as defined in ASC 835-20, is charged to the condensed consolidated statement of operations in the period incurred.

(d) Commercial Properties

Commercial properties include any properties that are currently leased out by Brookfield Residential and produce leasing revenue for the Company. Acquisitions of operating commercial properties are accounted for utilizing the acquisition method of accounting. Estimates of future cash flows and other valuation techniques are used to allocate the purchase price of acquired property between land, buildings and improvements, equipment, debt, liabilities assumed and identifiable intangible assets and liabilities, if applicable. Expenditures for significant betterments and improvements are capitalized. Maintenance and repairs are charged to expense when incurred. Construction and improvement costs incurred in connection with the development of new properties or the redevelopment of existing

Brookfield Residential Properties Inc.	41

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

(all dollar amounts are in thousands of U.S. dollars)

properties are capitalized. After initial recognition, commercial properties are carried at the cost basis less accumulated depreciation. Real estate taxes and interest costs incurred during development periods are capitalized. Capitalized interest costs are based on qualified expenditures and interest rates in place during the development period. Capitalized real estate taxes and interest costs are amortized over lives which are consistent with the developed assets.

Pre-development costs, which generally include legal and professional fees and other directly-related third party costs, are capitalized as part of the property being developed. In the event a development is no longer deemed to be probable, the costs previously capitalized are expensed.

Depreciation of commercial property is recorded over the estimated useful life using the straight-line method.

(e) Assets Held for Sale

Long-lived assets and groups of assets and liabilities which are considered to be disposal groups are presented as assets held for sale when the criteria in ASC Topic 360 Property, Plant and Equipment are met. Assets are reclassified as held for sale when management commits to a plan to sell the asset, the asset is available for immediate sale in its present condition subject to usual and customary terms, an active program to find a buyer is in place, the sale of the asset is probable within one year, the asset is being actively marketed at a price that is reasonable in relation to its fair value and it is unlikely that significant changes to the plan will be made.

While classified as held for sale, assets are carried at the lower of their carrying value and the fair value less costs to sell. Assets held for sale are not depreciated.

(f) Unconsolidated Entities

The Company participates in a number of unconsolidated entities in which it has less than a controlling interest to develop and sell land to the unconsolidated entity members and other third parties. These unconsolidated entities are accounted for using the equity method. The Company recognizes its proportionate share of the earnings from the sale of lots and homes to other third parties. The Company does not recognize earnings from the purchase of lots from its unconsolidated entities and reduces its cost basis of the land purchased accordingly.

(g) Use of Estimates

The preparation of financial statements, in conformity with U.S. GAAP, requires management to make estimates and assumptions that affect the carrying amounts of particular assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas where judgment is applied include asset valuations, investments in unconsolidated entities, assessment of variable interest entities, assets and liabilities associated with assets held for sale, tax provisions, warranty costs, valuation of financial instruments, deferred income tax assets and liabilities, accrued liabilities, contingent liabilities including litigation and the purchase price allocated to the assets acquired and the liabilities assumed of an acquisition. Actual results could differ materially from these estimates.

(h) Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, demand deposits, and all highly liquid short-term investments with original maturity less than 90 days. The carrying value of these investments approximates their fair value.

(i) Restricted Cash

Restricted cash includes cash collateralization of development letters of credit, as well as funds in various cash accounts reserved for letters of credit, guarantees on completion of certain improvements, and guarantees on future insurance loss deductible payments.

(j) Income Taxes

Income taxes are accounted for in accordance with ASC Topic 740 Income Taxes. The provision for, or benefit from, income taxes is calculated using the asset and liability method, under which deferred tax assets and liabilities are recorded based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the years in which the differences are expected to reverse.

Provisions (benefits) for federal, state and provincial income taxes are calculated on reported pretax income (losses) based on current tax law and also include, in the applicable period, the cumulative effect of any changes in tax rates from those used previously in determining deferred tax assets and liabilities. Such provisions (benefits) differ from the amounts currently receivable or payable because certain items of income and expense are recognized for financial reporting purposes in different periods than for income tax purposes. Significant judgment is required in determining income tax provisions (benefits) and evaluating tax positions. The Company establishes reserves for income taxes when, despite the belief that its tax positions are fully supportable, it believes that its positions may be challenged and

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BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

(all dollar amounts are in thousands of U.S. dollars)

disallowed by various tax authorities. The consolidated tax provisions (benefits) and related accruals include the impact of such reasonably estimable disallowances as deemed appropriate. To the extent that the probable tax outcome of these matters changes, such changes in estimates will impact the income tax provision (benefit) in the period in which such determination is made.

In accordance with ASC Topic 740, the Company assesses on a quarterly basis the realizability of its deferred tax assets. Significant judgment is required in estimating valuation allowances for deferred tax assets. A valuation allowance is established against a deferred tax asset if, based on the available evidence, it is more-likely-than-not that such asset will not be realized. The Company’s assessment includes evaluating the following significant factors: an assessment of recent years’ profitability and losses which considers the nature, frequency, and severity of current and cumulative losses; management’s forecasts or expectation of profits based on margins and volumes expected to be realized (which are based on current pricing and volume trends); the long duration of five to twenty years or more in all significant operating jurisdictions before the expiry of net operating losses, and taking into consideration that a portion of the deferred tax asset is composed of deductible temporary differences that are not subject to an expiry period until realized under tax law.

The Company bases its estimate of deferred tax assets and liabilities on current tax laws and rates and, in certain cases, on business plans and other expectations about future outcomes. Changes in existing tax laws or rates could affect actual tax results, and future business results may affect the amount of deferred tax liabilities or the valuation of deferred tax assets over time. The Company’s accounting for deferred tax assets represents its best estimate of future events using the guidance provided by ASC Topic 740.

(k) Share-Based Compensation

The Company accounts for option grants, escrowed stock, deferred share unit grants, and restricted shares in accordance with ASC Topic 718 Compensation-Stock Compensation. All options granted have exercise prices equal to the market value of the Common Shares on the date of the grant, determined in accordance with the Company’s management share option plan (“option plan”). Participants in the option plan can exercise their options to purchase shares at the exercise price as options vest. All options vest over a period of five years.

The Company records the fair value of options using a Black-Scholes option pricing model. Options have been recorded in additional paid-in-capital. In addition, the Company records the deferred share units as a liability as disclosed in accounts payable and other liabilities. Restricted shares vest over a period of three years and are included in paid-in-capital. Employee compensation expense for restricted shares is recognized into income over the vesting period.

See Note 13 “Share-Based Compensation” for further discussion.

(l) Foreign Currency Translation

The functional and presentation currency of the Company is the U.S. dollar. Each of the Company’s subsidiaries, affiliates and jointly controlled entities determines its own functional currency and items included in the financial statements of each subsidiary and affiliate are measured using that functional currency. The Company’s Canadian operations are self-sustaining and have a Canadian dollar functional currency. The financial statements of its self-sustaining Canadian operations are translated into U.S. dollars using the current rate method.

Assets and liabilities of subsidiaries or equity accounted investees having a functional currency other than the U.S. dollar are translated at the rate of exchange on the balance sheet date. Revenues and expenses are translated at average rates for the period, unless exchange rates fluctuated significantly during the period, in which case the exchange rates at the dates of the transaction are used. The resulting foreign currency translation adjustments are recognized in other comprehensive income (“OCI”).

Foreign currency transactions are translated into the functional currency using exchange rates prevailing at the date of the transactions. At the end of each reporting period, foreign currency denominated monetary assets and liabilities are translated to the functional currency using the prevailing rate of exchange at the balance sheet date. Gains and losses on translation of monetary items are recognized in the consolidated statements of operations as other income / (expense), except for those related to monetary liabilities qualifying as hedges of the Company’s investment in foreign operations or certain intercompany loans to or from a foreign operation for which settlement is neither planned nor likely to occur in the foreseeable future, which are included in OCI.

(m) Earnings Per Share

Earnings per share is computed in accordance with ASC Topic 260 Earnings Per Share. Basic earnings per share is calculated by dividing net income attributable to Brookfield Residential less Preferred Share dividends by the weighted average number of Common Shares outstanding for the period. Diluted earnings per share is calculated by dividing net income attributable to Brookfield Residential less Preferred Share dividends for the period by the

Brookfield Residential Properties Inc.	43

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

(all dollar amounts are in thousands of U.S. dollars)

average number of Common Shares outstanding including all potentially dilutive convertible Preferred Shares and issuable Common Shares under the option plan.

(n) Advertising Costs

The Company expenses advertising costs as incurred, which are included in the consolidated statements of operations as selling, general and administrative expense.

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BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

(all dollar amounts are in thousands of U.S. dollars)

(o) Warranty Costs

Estimated future warranty costs are accrued and charged to cost of sales at the time the revenue associated with the sale of each home is recognized. Factors that affect the Company’s warranty liability include the number of homes sold, historical and anticipated rates of warranty claims, and cost per claim. Costs are accrued based upon historical experience.

(p) Variable Interest Entities

The Company accounts for its variable interest entities (“VIEs”) in accordance with ASC Topic 810 Consolidation. The decision to consolidate a VIE begins with establishing that a VIE exists. A VIE exists when either the total equity investment at risk is not sufficient to permit the entity to finance its activities by itself, or the equity investor lacks one of three characteristics associated with owning a controlling financial interest. Those characteristics are the power to direct the activities of an entity that most significantly impact the entity’s economic performance, the obligation to absorb the expected losses of the entity, and the right to receive the expected residual returns of the entity. The entity that has (i) the power to direct the activities of a VIE that most significantly impact the VIE’s economic performance; and (ii) the obligation to absorb losses or the right to receive benefits of the VIE that could potentially be significant to the VIE is considered to have a controlling financial interest in a VIE and is required to consolidate such entity. The Company has determined that it has a controlling financial interest in certain VIEs which are included in these financial statements as a component of “land and housing inventory.” The interests of others are included in accounts payable and other liabilities. See Note 2 “Land and Housing Inventory” and Note 3 “Investments in Unconsolidated Entities” for further discussion on the consolidation of land option contracts and unconsolidated entities.

(q) Other Interests in Consolidated Subsidiaries

The Company accounts for the other interests in consolidated subsidiaries in accordance with ASC Topic 480 Distinguishing Liabilities From Equity. Redeemable non-controlling interest is initially measured at the non-controlling interests’ proportionate share of the net fair value of the identifiable assets, liabilities and contingent liabilities recognized at the time of investment outside of permanent equity on the Company’s consolidated balance sheet in accordance with ASC 480-10. Subsequently, the redeemable non-controlling interests are carried at the higher of (1) the initial carrying amount, increased or decreased for the non-controlling interests’ share of net income or loss; or (2) the expected redemption value. The change in the carrying amounts of the redeemable non-controlling interests is recognized as net income attributable to redeemable non-controlling interests in the consolidated statements of operations. Adjustments to reflect changes in the excess, if any, of the redeemable non-controlling interests’ redemption value over their ASC 810-10 measurement amount is recorded against permanent equity in retained earnings.

(r) Derivative Financial Instruments and Hedging Activities

The Company accounts for its derivative and hedging activities in accordance with ASC Topic 815 Derivatives and Hedging, which requires the Company to recognize all derivative instruments at their fair values as either assets or liabilities on its balance sheet. The accounting for changes in fair value (i.e. gains or losses) of a derivative instrument depends on whether the Company has designated it, and whether it qualifies, as part of a hedging relationship and on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, the Company must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, a cash flow hedge or a hedge of a net investment in a foreign operation. For derivative instruments that are designated and qualify as a cash flow hedge (i.e. hedging the exposure to variability in expected future cash flows that are attributable to a particular risk), the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income and reclassified into earnings in the same line item associated with the forecasted transaction in the same period or periods during which the hedged transaction affects earnings (i.e. in “interest expense” when the hedged transactions are interest cash flows associated with floating-rate debt). The remaining gain or loss on the derivative instrument in excess of the cumulative changes in the present value of future cash flows of the hedged item, if any, is recognized in the realized and unrealized gain / (loss) on derivatives in current earnings during the period of change. For derivative instruments not designated as hedging instruments, the gain or loss is recognized in realized and unrealized gain / (loss) on derivatives in current earnings during the period of change. Income and/or expense from changes in fair value on interest rate swaps are recognized as an adjustment to other income. The exchanges of payments on interest rate swap contracts are recorded as an adjustment to interest expense.

For hedges of net investments in foreign operations, any foreign exchange gains or losses on the hedging instrument relating to the effective portion of the hedge are initially recorded in other comprehensive income. Gains and losses are recognized in current earnings on the ineffective portion of the hedge, or when there is a disposal or partial disposal of a foreign operation being hedged.

Brookfield Residential Properties Inc.	45

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

(all dollar amounts are in thousands of U.S. dollars)

(s) Fair Value Instruments

The FASB’s authoritative guidance for fair value measurements establishes a three-level hierarchy based upon the inputs to the valuation model of an asset or liability. The fair value hierarchy and its application to the Company’s assets and liabilities is as follows:

•	Level 1 – Valuation is based on quoted prices in active markets for identical assets and liabilities.

•	Level 2 – Valuation is determined from quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar instruments in markets that are not active, or by model-based techniques in which all significant inputs are observable in the market.

•	Level 3 – Valuation is derived from model-based techniques in which at least one significant input is unobservable and based on management’s estimates about the assumptions that market participants would use to value the asset or liability.

When available, the Company uses quoted market prices in active markets to determine fair value. The Company considers the principal market and non-performance risks associated with its counterparties when determining the fair value measurements, if applicable. Fair value measurements are used for its interest rate and equity swaps, as well as for inventories when events and circumstances indicate that the carrying value may not be recoverable.

(t) Recent Accounting Pronouncements

In May 2014, the FASB issued Accounting Standards Update (“ASU”) 2014-09, “Revenue from Contracts with Customers” (“ASU 2014-09”). ASU 2014-09 provides a comprehensive model for entities to use in accounting for revenue arising from contracts with customers and replaces most current revenue recognition guidance, including industry-specific guidance. ASU 2014-09 indicates that an entity should recognize revenue when it transfers promised goods or services to customers in an amount that reflects that consideration to which the entity expects to be entitled in exchange for those goods or services. This is achieved through the application of a five-step model which requires entities to exercise judgment in analyzing revenue transactions. ASU 2014-09 is effective for public entities for annual and interim periods beginning after December 15, 2016. Early adoption is not permitted and companies may use either a full retrospective or a modified retrospective approach when implementing the new guidance. The Company is currently evaluating the impact of the adoption of ASU 2014-09 on the condensed consolidated financial statements.

Note 2. Land and Housing Inventory

Land and housing inventory includes land under development and land held for development, which will be used in the Company’s homebuilding operations or sold as building lots to other homebuilders, homes completed or under construction and lots ready for construction and model homes. The following summarizes the components of land and housing inventory:

	As at
	September 30 2014	December 31 2013
Land held for development	$1,415,548	$1,525,319
Land under development	716,949	622,668
Housing inventory	399,495	213,349
Model homes	55,494	37,906

	$2,587,486	$2,399,242

The Company capitalizes interest which is expensed as housing units and building lots are sold. Interest capitalized and expensed in the three and nine months ended September 30, 2014 and 2013 was as follows:

	Three Months Ended September 30		Nine Months Ended September 30
	2014	2013	2014	2013
Interest capitalized, beginning of period	$172,262	$182,279	$174,923	$189,984
Interest capitalized	5,754	8,749	18,040	18,923
Interest expensed to cost of sales	(7,416)	(10,669)	(22,363)	(28,548)

Interest capitalized, end of period	$170,600	$180,359	$170,600	$180,359

In the ordinary course of business, the Company has entered into a number of option contracts to acquire land or lots in the future in accordance with specific terms and conditions. As such, the Company has advanced deposits to secure these rights. The Company is required by ASC Topic 810 Consolidation to qualitatively assess whether it is

46	Q3 2014 Interim Report

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

(all dollar amounts are in thousands of U.S. dollars)

the primary beneficiary of these options based on whether it has the power over the significant activities of the VIE and an obligation to absorb losses or the right to receive benefits that could be potentially significant to the VIE. The Company has evaluated its option contracts in accordance with this guidance and determined that, for those entities considered to be VIEs, it is the primary beneficiary of options with an aggregate exercise price of $29.4 million (December 31, 2013 – $29.8 million), which are required to be consolidated. In these cases, the only asset recorded is the Company’s exercise price for the option to purchase, with an increase in accounts payable and other liabilities of $29.4 million (December 31, 2013 – $29.8 million) for the assumed third-party investment in the VIE. Where the land sellers are not required to provide the Company with financial information related to the VIE, certain assumptions by the Company are required in its assessment as to whether or not it is the primary beneficiary.

Land and housing inventory includes non-refundable deposits and other entitlement costs totalling $71.0 million (December 31, 2013 – $67.0 million) in connection with options that are not required to be consolidated in terms of the guidance incorporated in ASC Topic 810. The total remaining exercise price of these options is $115.7 million (December 31, 2013 – $117.7 million), including the non-refundable deposits and other entitlement costs identified above. The number of lots in which the Company has obtained an option to purchase, excluding those already consolidated and those held through unconsolidated entities, and their respective dates of expiry and aggregate exercise prices follow:

Years of Expiry	Number of Lots	Total Exercise Price
2014	1,408	$15,655
2015	539	21,803
2016	665	34,629
2017	—	—
2018	—	—
Thereafter	3,404	43,659

	6,016	$115,746

The Company holds agreements for a further 4,878 acres (December 31, 2013 – 4,878 acres) of longer-term land, with non-refundable deposits and other entitlement costs of $5.9 million (December 31, 2013 – $5.9 million), which is included in land and housing inventory that may provide additional lots upon obtaining entitlements with an aggregate exercise price of $58.6 million (December 31, 2013 – $58.6 million). However, given that the Company is in the initial stage of land entitlement, the Company has concluded at this time that the level of uncertainty in entitling these properties does not warrant including them in the above totals.

Note 3. Investments in Unconsolidated Entities

As part of its operations, the Company participates in joint ventures to explore opportunities while minimizing risk. As of September 30, 2014, the Company was involved with 16 unconsolidated entities (December 31, 2013 – 18 unconsolidated entities) in which it has less than a controlling interest. Investments in unconsolidated entities includes $31.0 million (December 31, 2013 – $37.4 million) of the Company’s share of non-refundable deposits and other entitlement costs in connection with 1,516 lots (December 31, 2013 – 1,849 lots) under option. The Company’s share of the total exercise price of these options is $71.8 million (December 31, 2013 – $80.1 million). Summarized financial information on a 100% basis for the combined unconsolidated entities follows:

	As at
	September 30 2014	December 31 2013
Assets
Land and housing inventory	$630,062	$599,487
Other assets	55,403	57,771

	$685,465	$657,258

Liabilities and Equity
Bank indebtedness and other financings	$165,770	$182,023
Accounts payable and other liabilities	47,039	62,785
Equity
Brookfield Residential’s interest	237,794	206,198
Others’ interest	234,862	206,252

	$685,465	$657,258

Brookfield Residential Properties Inc.	47

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

(all dollar amounts are in thousands of U.S. dollars)

	Three Months Ended September 30		Nine Months Ended September 30
	2014	2013	2014	2013
Revenue and Expenses
Revenue	$49,167	$24,108	$126,099	$60,081
Direct cost of sales	(39,078)	(20,929)	(95,477)	(49,665)
Other expense	(3,109)	(1,905)	(5,865)	(4,273)

Net income	$6,980	$1,274	$24,757	$6,143

Brookfield Residential’s share of net income	$2,624	$765	$11,038	$3,759

In reporting the Company’s share of net income, all intercompany profits from unconsolidated entities are eliminated on lots purchased by the Company from unconsolidated entities.

Unconsolidated entities in which the Company has a non-controlling interest are accounted for using the equity method. In addition, the Company has performed an evaluation of its existing unconsolidated entity relationships by applying the provisions of ASC Topic 810.

The Company and/or its unconsolidated entity partners have provided varying levels of guarantees of debt of its unconsolidated entities. At September 30, 2014, the Company had completion guarantees of $9.1 million (December 31, 2013 – $6.4 million) and recourse guarantees of $1.0 million (December 31, 2013 – $1.0 million) with respect to debt of its unconsolidated entities.

Note 4. Commercial Assets Held for Sale

Assets classified as held for sale consist of the following:

	As at
	September 30 2014	December 31 2013
Commercial properties	$—	$47,144
Accounts receivable and other assets	—	589

	$—	$47,733

As required in ASC Topic 360, the assets were recorded at carrying value as the fair value less costs to sell exceeded the carrying amount of the assets to be disposed. These assets were reported in the Canada and California segments. The commercial properties presented as held for sale at December 31, 2013 were sold during the nine months ended September 30, 2014 for a gain of $32.9 million (September 30, 2013—$nil).

Note 5. Receivables and Other Assets

The components of receivables and other assets included in the Company’s condensed consolidated balance sheets are summarized as follows:

	As at
	September 30 2014	December 31 2013
Receivables	$255,163	$278,765
Other assets	52,626	62,325

	$307,789	$341,090

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BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

(all dollar amounts are in thousands of U.S. dollars)

The components of receivables included in the Company’s condensed consolidated balance sheets are summarized as follows:

	As at
	September 30 2014	December 31 2013
Real estate receivables (a)	$131,639	$153,367
Development recovery receivables (b)	76,089	77,252
Proceeds and escrow receivables (c)	17,839	24,692
Sundry receivables (d)	17,719	17,412
Refundable deposits	8,567	2,762
Receivables from other interests in consolidated subsidiaries (e)	3,166	3,090
Taxes receivable	144	190

	$255,163	$278,765

(a) Real estate receivables include vendor take back (“VTB”) mortgage receivables. The VTB collection terms range from six months to three years and bear variable interest of Canadian prime plus 3.0% or a fixed interest rate of 6.0%, whichever is greater (December 31, 2013 – Canadian prime plus 3.0% or a fixed interest rate of 6.0%, whichever is greater).

(b) The Company has entered into development and cost sharing arrangements for the recovery of development expenditures with certain metropolitan districts and developers whereby the Company has undertaken to put in place the infrastructure for certain communities. These receivables will be collected over the development life of the community and bear interest rates ranging from U.S. prime plus 0.5% to a fixed rate of 6.0% (December 31, 2013 – U.S. prime plus 0.5% to a fixed rate of 6.0%).

(c) Proceeds and escrow receivables relate to receivables held in trust due to timing of lots closed and housing sales at the period end date. The collections of these receivables typically occur shortly after the period end once the funds are released by the trust or escrow company.

(d) Sundry receivables are comprised of lot interest receivables, goods and services taxes receivable and miscellaneous amounts.

(e) Receivables from other interests in consolidated subsidiaries relate to monies receivable from certain non-controlling members.

As at September 30, 2014 and December 31, 2013, allowances for doubtful accounts were $1.5 million and $1.5 million, respectively.

The components of other assets included in the Company’s condensed consolidated balance sheets are summarized as follows:

	As at
	September 30 2014	December 31 2013
Transaction costs (a)	$19,122	$21,726
Capital assets (b)	14,507	11,615
Non-refundable earnest funds and investigation fees (c)	8,068	8,081
Prepaid expenses	4,523	2,615
Swap contracts (Note 17)	4,270	12,676
Other	2,136	5,612

	$52,626	$62,325

(a) The transaction costs are costs related to the issuance of both notes payable and the revolving credit facility (refer to Note 7 “Notes Payable” and Note 8 “Bank Indebtedness and Other Financings”). These costs are amortized using the effective interest rate method over the life of the related debt instrument.

(b) Capital assets are recorded at cost less accumulated depreciation. The Company provides for depreciation using the straight-line method. Leasehold improvements are depreciated over the term of the lease and equipment is depreciated over three to five years. Included in capital assets is accumulated depreciation of $14.7 million (December 31, 2013 – $11.7 million).

(c) Non-refundable earnest funds and investigation fees relate to non-refundable deposits and due-diligence costs on potential acquisitions and options that are incurred prior to taking title of a property.

Brookfield Residential Properties Inc.	49

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

(all dollar amounts are in thousands of U.S. dollars)

Note 6. Restricted Cash

At September 30, 2014, the Company had restricted cash consisting of (i) $1.6 million (December 31, 2013 – $3.2 million) relating to cash collateralization of development letters of credit and (ii) $2.1 million (December 31, 2013 – $4.9 million) of restricted cash relating to funds in various cash accounts reserved for guarantees on completion of certain improvements, and guarantees on future insurance loss deductible payments.

Note 7. Notes Payable

	As at
	September 30 2014	December 31 2013
6.50% unsecured senior notes due December 15, 2020 (a)	$600,000	$600,000
6.125% unsecured senior notes due July 1, 2022 (b)	500,000	500,000

	$1,100,000	$1,100,000

(a)	On December 14, 2012, the Company issued a private placement of $600.0 million of unsecured senior notes. The notes have an eight-year term, are due December 15, 2020, and bear a fixed interest rate of 6.50%. The notes require semi-annual interest payments on June 15 and December 15 of each year until maturity. Obligations to pay principal and interest on the unsecured senior notes are guaranteed by certain of the Company’s subsidiaries.

The unsecured senior notes issued December 14, 2012 include an optional redemption under which, at any time prior to December 15, 2015, Brookfield Residential may redeem up to 35% of the aggregate principal amount of the notes at a redemption price of 106.50% of the principal amount, plus accrued and unpaid interest, using the net cash proceeds of one or more equity offerings.

At any time prior to December 15, 2015, the Company may also redeem all or part of the notes at a redemption price equal to 100% of the principal amount of the notes to be redeemed plus the applicable premiums as of and accrued and unpaid interest to the date of redemption, in certain circumstances in which Brookfield Residential would become obligated to pay additional amounts under the notes.

On or after December 15, 2015, the Company is entitled to redeem all or part of the notes at the redemption prices (expressed as percentages of principal amount) set forth in the table below, plus accrued and unpaid interest on the notes redeemed:

Notes Redemption Price
2015	104.88%
2016	103.25%
2017	101.63%
2018 and thereafter	100.00%

(b)	On June 25, 2013, the Company and Brookfield Residential US Corporation, a wholly-owned subsidiary of the Company, co-issued a private placement of $500.0 million of unsecured senior notes. The notes have a nine-year term, are due July 1, 2022 and bear interest at a fixed rate of 6.125%. The notes require semi-annual interest payments on January 1 and July 1, of each year until maturity. Obligations to pay principal and interest on the unsecured notes are guaranteed by the Company and certain of the Company’s subsidiaries.

The unsecured senior notes issued June 25, 2013 include an optional redemption under which, at any time prior to July 1, 2016, Brookfield Residential may redeem up to 35% of the aggregate principal amount of the notes at a redemption price of 106.125% of the principal amount, plus accrued and unpaid interest, using the net cash proceeds of one or more equity offerings.

At any time prior to July 1, 2017, the Company can redeem all or part of the notes, at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus the applicable premiums as of and accrued and unpaid interest to the date of redemption, in certain circumstances in which Brookfield Residential would become obligated to pay additional amounts under the notes.

On or after July 1, 2017, the Company is entitled to redeem all or part of the notes at the redemption prices (expressed as percentages of principal amount) set forth below, plus accrued and unpaid interest on the notes redeemed:

50	Q3 2014 Interim Report

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

(all dollar amounts are in thousands of U.S. dollars)

Notes Redemption Price
2017	104.59%
2018	103.06%
2019	101.53%
2020 and thereafter	100.00%

Both senior notes include covenants that, among others, place limitations on incurring additional indebtedness and restricted payments. Under the limitation on additional indebtedness, Brookfield Residential is permitted to incur specified categories of indebtedness but is prohibited from incurring further indebtedness if it does not satisfy either an indebtedness to consolidated net tangible worth ratio condition of 2.25 to 1 or a fixed coverage ratio of 2.0 to 1. The Company was in compliance with these financial incurrence covenants as at September 30, 2014.

The transaction costs related to the notes payable are within other assets (refer to Note 5 “Receivables and Other Assets”).

Certain derivative instruments, including redemption call options, have been identified as embedded in the notes payable, but as they are considered clearly and closely related to the unsecured notes payable, the derivatives are not accounted for separately.

Note 8. Bank Indebtedness and Other Financings

Bank indebtedness and other financings consist of the following:

	As at
	September 30 2014	December 31 2013
Bank indebtedness (a)	$165,538	$206,208
Secured VTB mortgages (b)	92,426	116,580
Project-specific financings (c)	—	26,065
Due to affiliates (d)	—	—

	$257,964	$348,853

(a) Bank indebtedness

The Company has four secured credit facilities (December 31, 2013 – three secured credit facilities) with various Canadian banks with outstanding amounts totalling $165.5 million at September 30, 2014 (December 31, 2013 – $206.2 million). The secured facilities are repayable in Canadian dollars in the amount of C$185.3 million at September 30, 2014 (December 31, 2013 – C$219.0 million). These facilities allow the Company to borrow up to approximately C$565.0 million (US$504.7 million) as at September 30, 2014 (December 31, 2013 – C$515.0 million (US$484.8 million)). The credit facilities bear interest between Canadian prime plus 0.50% to 0.75% for any amounts drawn. The secured facilities are secured by fixed and floating charges over the land and housing inventory assets of the Alberta and Ontario operations and a general charge over the property of Brookfield Residential (Alberta) LP and Brookfield Homes (Ontario) Limited, both wholly-owned subsidiaries of the Company.

The Brookfield Residential (Alberta) LP facilities include a minimum tangible net worth requirement of C$370.0 million (US$330.5 million) and a debt to equity covenant of no greater than 1.75 to 1 for its limited partnership.

The Brookfield Homes (Ontario) Limited facilities include a minimum net worth requirement of C$75.0 million (US$67.0 million) and a debt to equity covenant of no greater than 1.75 to 1 for its limited partnership.

As at September 30, 2014, the Company was in compliance with all financial covenants related to bank indebtedness.

Brookfield Residential US Corporation, a wholly-owned subsidiary of the Company, as borrower, and the Company, as the parent company to the borrower, have a $250.0 million unsecured Revolving Credit Facility with various lenders, with availability subject to a borrowing base calculation. Interest is charged on the facility at a rate equal to either the adjusted LIBOR plus the applicable rate between 1.875% and 2.25% per annum or the alternate base rate (“ABR”) plus the applicable rate between 0.875% and 1.25% per annum, at the option of the borrower.

The credit facility contains certain restrictive covenants including limitations on liens, dividends and other distributions, investments in subsidiaries and joint ventures that are not party to the loan, fundamental changes, sale leasebacks, modifications of material agreements, and certain financial covenants as discussed below.

Brookfield Residential Properties Inc.	51

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

(all dollar amounts are in thousands of U.S. dollars)

The facility requires the Company and Brookfield Residential US Corporation to maintain a minimum consolidated tangible net worth of $1,101.1 million, as well as a consolidated net debt to book capitalization of no greater than 65%. As at September 30, 2014, the Company and Brookfield Residential US Corporation were in compliance with these financial covenants.

The Company had no outstanding borrowings under the Revolving Credit Facility at September 30, 2014.

The transaction costs and administrative and upfront fees related to the Revolving Credit Facility are within receivables and other assets (refer to Note 5 “Receivables and Other Assets”).

(b) Secured VTB mortgages

The Company has 26 secured VTB mortgages (December 31, 2013 – 29 secured VTB mortgages) in the amount of $92.4 million (December 31, 2013 – $116.6 million). Secured VTB mortgages mature as follows: 2014 – $27.9 million; 2015 – $39.9 million; 2016 – $6.6 million; 2017 – $4.5 million and thereafter – $13.5 million.

A total of 23 secured VTB mortgages (December 31, 2013 – 25 secured VTB mortgages) in the amount of $87.3 million (December 31, 2013 – $111.1 million) relate to raw land held for development by Brookfield Residential (Alberta) LP and Brookfield Homes (Ontario) Limited. This debt is repayable in Canadian dollars of C$97.8 million (December 31, 2013 – C$118.0 million). The interest rate on this debt ranges from prime plus 1.00% to prime plus 2.00% to fixed rates ranging from 2.50% to 6.00% and the debt is secured by the related lands. As at September 30, 2014, these borrowings are not subject to financial covenants.

A total of three secured VTB mortgages (December 31, 2013 – four secured VTB mortgages) in the amount of $5.1 million (December 31, 2013 – $5.5 million) relate to raw land held for development by Brookfield Homes Holdings LLC and Brookfield Residential (US) LLC, both wholly-owned subsidiaries of the Company. The interest rate on this debt is fixed at rates between 1.50% and 12.00% and the debt is secured by the related lands. As at September 30, 2014, these borrowings are not subject to any financial covenants.

(c) Project-specific financings

At September 30, 2014, the Company does not have any outstanding project-specific financings. At December 31, 2013, project-specific financings totalled $26.1 million which had a floating interest rate of prime plus 0.75%, matured in 2014 and were secured by the land assets to which the borrowings relate. This debt was repayable in Canadian dollars of C$27.7 million and was repaid during the nine months ended September 30, 2014. These facilities required Brookfield Residential (Alberta) LP to maintain a minimum tangible net worth of C$370.0 million (US$348.3 million) and a debt to equity ratio of no greater than 1.75 to 1.

(d) Due to Affiliates

There were no amounts due to affiliates at September 30, 2014 or December 31, 2013 on an unsecured revolving operating facility with a subsidiary of the Company’s largest shareholder, Brookfield Asset Management Inc.

The revolving operating facility is in a principal amount not to exceed $300.0 million. This facility matures December 2015, bears interest at LIBOR plus 4.5% and could be fully drawn upon without violation of any covenants. During the three and nine months ended September 30, 2014 and 2013, no interest was incurred related to this facility.

These facilities require Brookfield Residential US Corporation to maintain a minimum total equity of $300.0 million and a consolidated net debt to book capitalization ratio of no greater than 65%. As of September 30, 2014, the Company was in compliance with all financial covenants relating to amounts due to affiliates.

Note 9. Accounts Payable and Other Liabilities

The components of accounts payable and other liabilities included in the Company’s condensed consolidated balance sheets are summarized as follows:

	As at
	September 30 2014	December 31 2013
Accounts payable	$340,453	$310,166
Other liabilities	102,812	108,244

	$443,265	$418,410

52	Q3 2014 Interim Report

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

(all dollar amounts are in thousands of U.S. dollars)

The components of accounts payables included in the Company’s condensed consolidated balance sheets are summarized as follows:

	As at
	September 30 2014	December 31 2013
Trade payables and other accruals	$126,417	$80,059
Development costs payable (a)	123,012	146,042
Customer deposits	53,990	26,658
Interest on notes payable	19,116	17,340
Due to related party (b)	15,778	33,347
Current income taxes payable	2,140	6,720

	$340,453	$310,166

(a)	Development costs payable relate to provisions accrued for costs yet to be incurred within a subdivision where sales have taken place. The provision is based on the sold lots pro rata share of costs to be incurred for specified areas within each subdivision phase.
(b)	Promissory note due to a subsidiary of Brookfield Asset Management Inc. See Note 20 “Related Party Transactions”.

The components of other liabilities included in the Company’s condensed consolidated balance sheets are summarized as follows:

	As at
	September 30 2014	December 31 2013
Accrued and deferred compensation	$31,457	$35,485
Consolidated land option contracts (a)	29,421	29,802
Shared-based compensation (Note 13 (b))	22,043	23,312
Warranty costs (Note 15 (a))	15,080	13,134
Swap contracts (Note 17)	4,811	6,497
Loans from other interests in consolidated subsidiaries (b)	—	14

	$102,812	$108,244

(a)	Consolidated land option contracts are the total future purchase price of land options contracts required to be consolidated under ASC Topic 810 Consolidation, with a corresponding amount recorded in land and housing inventory. See Note 2 “Land and Housing Inventory.”
(b)	Loans from other interests in consolidated subsidiaries relate to monies held on deposit from certain non-controlling members.

Note 10. Income Taxes

A reconciliation of the Company’s effective tax rate from the Canadian federal statutory tax rate for the nine months ended September 30, 2014 and 2013 is as follows:

	Nine Months Ended September 30
	2014	2013
Statutory rate	25.0%	25.0%
Non-temporary differences	1.5	1.4
Rate difference from statutory rate	0.6	(4.2)
Change in valuation allowance	(46.2)	(2.0)
Other	0.1	(0.2)

Effective tax rate	(19.0)%	20.0%

The Company currently operates in ten different states in the U.S. and is subject to various state tax jurisdictions. The Company estimates its tax liability based upon the individual taxing authorities’ regulations, estimates of income by taxing jurisdiction and the Company’s ability to utilize certain tax-saving strategies. The Company also operates in Alberta and Ontario, Canada, and is therefore subject to provincial tax jurisdictions as well as federal tax legislation. Based on the Company’s estimate of the allocation of income or loss, as the case may be, among the various taxing jurisdictions and changes in tax regulations and their impact on the Company’s tax strategies, the estimated effective

Brookfield Residential Properties Inc.	53

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

(all dollar amounts are in thousands of U.S. dollars)

tax rate for the Company is (19.0)% for the nine months ended September 30, 2014 (September 30, 2013 – 20.0%). The change in the effective tax rate, compared with the same period during 2013, primarily relates to the partial reversal of the Company’s valuation allowance with respect to its U.S. operations. The provision for income taxes for the three and nine months ended September 30, 2014 and 2013 is set forth below:

	Three Months Ended September 30		Nine Months Ended September 30
	2014	2013	2014	2013
Current
Canada	$(2,363)	$(2,323)	$(3,212)	$(2,370)
U.S.	—	—	—	—
International	—	—	(27)	(4)

Total current tax expense	(2,363)	(2,323)	(3,239)	(2,374)

Deferred
Canada	(4,230)	(6,466)	(17,541)	(14,314)
U.S.	45,000	299	45,224	412
International	—	—	—	—

Total deferred tax recovery / (expense)	40,770	(6,167)	27,683	(13,902)

Total income tax recovery / (expense)	$38,407	$(8,490)	$24,444	$(16,276)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of the assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The differences that give rise to the net deferred tax assets / (liabilities) are as follows:

	As at
	September 30 2014	December 31 2013
Net deferred tax (liabilities) / assets
Differences relating to land and housing inventory	$(14,186)	$(15,957)
Compensation deductible for tax purposes when paid	8,436	10,060
Differences related to derivative instruments	1,087	(533)
Operating loss carry-forwards	79,197	112,674
Other	9,412	5,121

Net deferred tax assets before valuation allowance	83,946	111,365
Cumulative valuation allowance	(33,867)	(89,771)

Net deferred tax assets	$50,079	$21,594

The Company has Canadian and U.S. federal non-capital loss carry-forwards of approximately $95.7 million and $141.5 million, respectively, as at September 30, 2014 (December 31, 2013 – $159.9 million and $180.7 million, respectively). Federal non-capital loss carryforwards attributable to Canada and the U.S. may be carried forward up to 20 years to offset future taxable income and expire between 2030 and 2032. The Company also has state loss carryforwards of approximately $186.5 million (December 31, 2013 – $219.3 million) that may be carried forward from 5 to 20 years, depending on the tax jurisdiction, and which expire between 2015 and 2032.

The Company records net deferred tax assets to the extent it believes these assets will more-likely-than-not be realized. At each reporting period, the Company evaluates the recoverability of its deferred tax asset by tax jurisdiction to determine if a valuation allowance is required. In making such determinations, the Company considers all available positive and negative evidence, including future reversals of existing temporary differences, projected future taxable income, tax planning strategies and recent financial operations. This evaluation considers, among other factors, the nature, frequency and severity of cumulative losses, actual earnings, forecasts of future operating results, the duration of statutory carryforward periods, the Company’s experience with loss carryforwards not expiring and the outlook of the housing industry and the broader economy.

Based on evaluations through June 30, 2014, the Company established a valuation allowance against its deferred tax assets with respect to its U.S. operations due to the weight of negative evidence at that time. The most significant negative evidence that existed was that the Company was in a three-year cumulative loss position, which was largely the result of pre-tax losses in 2012 and 2011.

At September 30, 2014, the Company determined that the valuation allowance against substantially all of its U.S. federal and state deferred tax assets was no longer required. Accordingly, the Company reversed $45 million of its

54	Q3 2014 Interim Report

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

(all dollar amounts are in thousands of U.S. dollars)

valuation allowance against its U.S. deferred tax asset. This reversal is reflected in the income tax expense (benefit) in the condensed consolidated statement of operations. When a change in valuation allowance is recognized in an interim period, a portion of the valuation allowance to be reversed must be allocated to the remaining interim periods. Accordingly, a portion of the remaining valuation allowance against the Company’s U.S. federal and state deferred tax assets of $24.9 million at September 30, 2014, is expected to reverse in the fourth quarter of 2014. The other component of the remaining $9.0 million valuation allowance relates to the unrealized foreign exchange capital losses in Canada that have not met the more-likely-than-not threshold.

In evaluating the need for a valuation allowance against the Company’s deferred tax assets at September 30, 2014, the Company considered all available and objectively verifiable positive and negative evidence. The principal positive evidence that led to the reversal of the valuation allowance with respect to the Company’s U.S. operations included (i) the emergence from a three-year cumulative loss in the third quarter of 2014, (ii) the significant positive income generated during 2013 and 2014, including 5 quarters of pre-tax income, (iii) continued improvements in 2014 over recent years in key operating metrics, including U.S. revenues, gross margin and backlog, (iv) forecasted future profitability of the Company’s U.S. operations which support the absorption of substantially all of its U.S. federal and state net operating losses in less than five years, (v) an indication that the events and conditions that gave rise to significant reported U.S. losses in recent years were unlikely to recur in the foreseeable future and (vi) long net operating loss carry forward periods that provide evidence that even without significant growth, these deferred tax assets will more-likely-than-not be realized.

Based on the above, the Company reduced its valuation allowance against its deferred tax assets from $89.8 million at December 31, 2013 to $33.9 million at September 30, 2014. The Canadian operations continue to be profitable in the Ontario and Alberta markets and, as such, it is more-likely-than-not that the deferred tax assets related to the Canadian operations, other than the deferred tax asset related to unrealized capital losses, can be realized.

Note 11. Other Interests in Consolidated Subsidiaries and Non-Controlling Interest

(a) Other Interests in Consolidated Subsidiaries

Other interests in consolidated subsidiaries include ownership interests of certain business unit presidents of the Company totalling $17.3 million at September 30, 2014 (December 31, 2013 – $36.6 million). In the event that a business unit president (“Minority Member”) of the Company is no longer employed by an affiliate of the Company, the Company has the right to purchase the Minority Member’s interest and the Minority Member has the right to require the Company to purchase their interest. Should such rights be exercised, the purchase price will be based on the estimated value of the business unit’s net assets.

The following table reflects the change in the Company’s other interests in consolidated subsidiaries for the nine months ended September 30, 2014 and the year ended December 31, 2013:

	For the Period Ended
	September 30 2014	December 31 2013
Other interests in consolidated subsidiaries, beginning of period	$36,641	$32,445
Net income attributable to other interests in consolidated subsidiaries	1,790	4,546
Adjustment to fair value of other interests in consolidated subsidiaries	1,118	2,240
Distributions to other interests in consolidated subsidiaries	(2,000)	(2,590)
Repurchase of other interests in consolidated subsidiaries	(20,240)	—

Other interests in consolidated subsidiaries, end of period	$17,309	$36,641

(b) Non-controlling Interest

Non-controlling interest includes third-party investments in consolidated entities of $34.7 million at September 30, 2014 (December 31, 2013 – $35.0 million).

In accordance with ASC Topic 810, non-controlling interest has been classified as a component of total equity and the net income / (loss) on the consolidated statement of operations has been adjusted to include the net income / (loss) attributable to non-controlling interest, which for the three and nine months ended September 30, 2014 was a loss of $0.1 million and $0.4 million (2013 – loss of $0.2 million and loss of $0.2 million, respectively).

Note 12. Equity

(a) Preferred Shares

Brookfield Residential Properties Inc.	55

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

(all dollar amounts are in thousands of U.S. dollars)

Preferred Shares issued and outstanding changed as follows during the nine months ended September 30, 2014 and the year ended December 31, 2013:

	For the Period Ended
	September 30 2014	December 31 2013
Preferred Shares outstanding, beginning of period	64,061	65,286
Conversion of Preferred Shares into Common Shares	(64,061)	(1,225)

Preferred Shares outstanding, end of period	—	64,061

The previously issued Preferred Shares were perpetual and did not have a maturity date; however, beginning June 30, 2014, if the 90-day volume weighted average market price of the Common Shares was greater than $18.30 per share, Brookfield Residential could, at its option, require all such Preferred Shares to be converted into Common Shares. On August 1, 2014, The Company converted all of the 61,638 outstanding Preferred Shares into 168,380 Common Shares as the 90-day volume weighted average market price exceeded $18.30. Prior to the conversion, the Brookfield Residential 8% convertible Preferred Shares were convertible at the option of the shareholder into Common Shares of the Company, at a conversion rate of 2.731787607 Common Shares per convertible Preferred Share, which is equivalent to a conversion price of $9.15 per share. Dividends on the convertible Preferred Shares were fully cumulative, without interest, from the date of original issuance of the convertible Preferred Shares and were payable semi-annually in arrears. There were no Preferred Share dividends in arrears for the nine months ended September 30, 2014 or 2013.

(b) Common Shares

The authorized Common Share capital consists of an unlimited number of voting Common Shares. On May 1, 2014, Brookfield Residential announced a TSX-approved normal course issuer bid (“NCIB”) for a portion of the Company’s Common Shares. The NCIB is made in accordance with the requirements of the TSX and NYSE and Rules 10b-18 and 10b5-1 of the Securities and Exchange Act of 1934, as amended. The Company is authorized to repurchase for cancellation up to 2,000,000 Common Shares. During the nine months ended September 30, 2014, the Company purchased 1,507,282 Common Shares for total consideration of $30.1 million. Of the amount recognized, $4.2 million (2013—$nil) was charged to share capital and $25.9 million (2013—$nil) to retained earnings.

Common Shares issued changed as follows during the nine months ended September 30, 2014 and the year ended December 31, 2013:

	For the Period Ended
	September 30 2014	December 31 2013
Common Shares issued, beginning of period	119,026,076	118,279,534
Issuance of Common Shares upon exercise of options	20,413	743,198
Conversion of Preferred Shares into Common Shares	174,997	3,344
Common Shares repurchased	(1,507,282)	—

Common Shares issued, end of period	117,714,204	119,026,076

Common Shares outstanding is determined as follows:

	As at
	September 30 2014	December 31 2013
Common Shares issued	117,714,204	119,026,076
Common Shares purchased for escrowed stock plan	(2,000,000)	(2,000,000)

Common Shares outstanding	115,714,204	117,026,076

Note 13. Share-Based Compensation

(a) Option Plan and Escrowed Stock Plan

Options issued under the Company’s Management Share Option Plan vest over a period of up to five years, expire 10 years after the grant date, and are settled through issuance of Common Shares. The exercise price is the volume-weighted average trading price for Common Shares on the New York Stock Exchange for the five business days preceding the effective grant date.

Brookfield Residential grants options to purchase Common Shares at the exercise price of the options, determined in accordance with the option plan. The fair value of the Company’s stock option awards is estimated at the grant date

56	Q3 2014 Interim Report

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

(all dollar amounts are in thousands of U.S. dollars)

using the Black-Scholes option-pricing model that uses the assumptions noted in the table below. The fair value of the Company’s stock option awards is expensed over the vesting period of the stock options. Expected volatility is based on historical volatility of Brookfield Residential’s Common Shares. The risk-free rate for periods within the contractual life of the option award is based on the yield curve of a zero-coupon U.S. Treasury bond with a maturity equal to the expected term of the option award granted. The Company uses historical Brookfield Residential data to estimate option exercises and forfeitures within its valuation model. The expected term of option awards granted for some participants is derived from historical exercise experience under the Company’s option plan and represents the period of time that option awards granted are expected to be outstanding.

During the three and nine months ended September 30, 2014, Brookfield Residential granted a total of nil and 912,500 new options (2013 – nil and 1,180,000) to eligible employees that are subject to graded vesting. The significant weighted average assumptions relating to the valuation of the Company’s options and escrowed stock granted during the nine months ended September 30, 2014 and 2013 are as follows:

	September 30
	2014	2013
Dividend yield	—	—
Volatility rate	36.98%	37.32%
Risk-free interest rate	2.20%	1.25%
Expected option life (years)	7.5	7.5

The total compensation cost recognized in selling, general and administrative expense relating to the Company’s options during the three and nine months ended September 30, 2014 was an expense of $2.2 million and $7.1 million, respectively (2013—$1.5 million and $4.0 million, respectively). The following tables set out the number of Common Shares that employees of the Company may acquire under options granted under the Company’s option plan and escrowed stock plan for the nine months ended September 30, 2014 and 2013:

	September 30, 2014		September 30, 2013
	Shares	Weighted Average Per Share Exercise Price	Shares	Weighted Average Per Share Exercise Price
Outstanding, beginning of period	5,720,989	$12.61	5,284,187	$9.88
Granted	912,500	21.66	1,180,000	20.99
Exercised	(20,413)	9.63	(743,198)	6.47
Cancelled	(96,377)	19.22	—	—

Outstanding, end of period	6,516,699	$10.76	5,720,989	$12.61

Options exercisable, end of period	2,670,644	$9.10	1,476,135	$10.30

At September 30, 2014, the aggregate intrinsic value of options currently exercisable is $21.7 million (September 30, 2013 – $18.8 million) and the aggregate intrinsic value of options outstanding is $38.3 million (September 30, 2013 – $59.5 million).

A summary of the status of the Company’s unvested options and escrowed stock included in equity for the nine months ended September 30, 2014 and 2013 is as follows:

	September 30, 2014		September 30, 2013
	Shares	Weighted Average Fair Value Per Option	Shares	Weighted Average Fair Value Per Option
Unvested options outstanding, beginning of period	4,199,877	$6.13	4,320,193	$4.90
Granted	912,500	9.49	1,180,000	8.80
Vested	(1,208,497)	5.54	(1,255,340)	4.37
Cancelled	(57,826)	13.64	—	—

Unvested options outstanding, end of period	3,846,054	$7.00	4,224,853	$6.14

Brookfield Residential Properties Inc.	57

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

(all dollar amounts are in thousands of U.S. dollars)

At September 30, 2014, there was $13.7 million (September 30, 2013 – $15.1 million) of unrecognized expense related to unvested options, which is expected to be recognized over the remaining weighted average period of 3.4 years (September 30, 2013 – 3.6 years).

The Company’s Board of Directors approved an escrowed stock plan on September 16, 2011, which allows a certain executive to increase their ownership of Brookfield Residential’s Common Shares. Under the escrowed plan, a private company was capitalized with Common Shares (the “escrowed shares”) and preferred shares were issued to Brookfield Residential for cash proceeds. On September 23, 2011, the initial proceeds were used to purchase 2,000,000 Common Shares of the Company from Brookfield Asset Management Inc. with 75% of the escrowed shares granted to the executive. Awards under the escrowed stock plan will not vest until five years after the date of grant and will ultimately be received in the form of Common Shares. The escrowed shares vest on and must be held until the fifth anniversary of the grant date. At a date at least five years from and no more than ten years from the grant date, all escrowed shares held will be acquired by the Company in exchange for issuance of Common Shares from treasury of the Company, where the value of the Common Shares being issued is equal to the value of the escrowed shares being acquired. The value of the escrowed shares will be equal to the value of the Common Shares held by the private company less the net liabilities and preferred share obligations of the private company. The private company will then be immediately wound up or merged into the Company and the Common Shares held by the private company will be cancelled, resulting in a reduction in the total number of Common Shares issued.

(b) Deferred Share Unit Plan

Brookfield Residential has a Deferred Share Unit Plan (“DSUP”) under which certain of its executive officers and directors can, at their option, receive all or a portion of their annual bonus awards or retainers in the form of deferred share units. The Company can also make additional grants of units to its executives and directors pursuant to the DSUP. In addition, the Company has a Senior Operating Management Deferred Share Unit Plan (“MDSUP”), under which certain senior operating management employees receive a portion of their annual compensation in the form of deferred share units.

The following table sets out changes in and the number of deferred share units that executives, directors and senior operating management employees may redeem under Brookfield Residential’s DSUP and MDSUP at September 30, 2014 and December 31, 2013:

	For the Period Ended
	September 30 2014	December 31 2013
Outstanding, beginning of period	1,624,893	1,585,889
Granted	20,314	39,004
Redeemed	(8,760)	—

Outstanding, end of period	1,636,447	1,624,893

Deferred share units vested	1,019,921	746,210

Of the 1,620,003 (December 31, 2013 – 1,599,689) units outstanding under the DSUP, 616,526 (December 31, 2013 – 878,683) units vest over the next five years. As of September 30, 2014, there are 16,444 units (December 31, 2013 – 25,204 units) outstanding under the MDSUP which are fully vested.

The liability of $22.0 million (December 31, 2013 – $23.3 million) relating to the DSUP and MDSUP is included in accounts payable and other liabilities. The financial statement impact relating to the DSUP and MDSUP for the three and nine months ended September 30, 2014 was a recovery of $0.7 million and recovery of $1.1 million, respectively (2013 – expense of $2.5 million and $8.5 million, respectively) which has been included in selling, general and administrative expense.

(c) Restricted Stock Plan and Restricted Share Unit Plan

Restricted Stock and Restricted Share Units are granted to certain senior executives at the Company. Restricted share units are notional units that represent a right to receive Common Shares, purchased on the open market, on vesting equal to the fair market value of the Company’s Common Shares. Under both plans, units awarded vest equally over a period of three years, except those issued in lieu of a participant’s cash bonus, which will vest immediately. Holders of restricted stock are entitled to vote and to receive associated dividends while holders of restricted share units are not entitled to vote or receive dividends until units are vested. Funds used to purchase shares on the open market are recorded in paid-in-capital and compensation expense for the restricted stock and share unit plans is charged against income over the vesting period. The total compensation cost recognized in selling, general and administrative expense relating to the Company’s restricted stock and share unit plans during the three and nine months ended September 30, 2014 was an expense of $0.1 million and $0.3 million, respectively (2013 – $nil and $nil).

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BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

(all dollar amounts are in thousands of U.S. dollars)

At September 30, 2014, there was $1.0 million (2013 – $nil) of unrecognized expense related to unvested units, which is expected to be recognized over the remaining weighted average period of three years.

The following table sets out changes in and the number of units that are outstanding under both plans for the nine months ended September 30, 2014 and 2013:

	September 30, 2014		September 30, 2013
	Shares	Weighted Average Fair Value Per Unit	Shares	Weighted Average Fair Value Per unit
Unvested units outstanding, beginning of period	—	$—	—	$—
Granted	57,500	21.75	—	—
Vested	—	—	—	—

Unvested units outstanding, end of period	57,500	$21.75	—	$—

Note 14. Earnings Per Share

Basic and diluted earnings per share for the three and nine months ended September 30, 2014 and 2013 were calculated as follows:

	Three Months Ended September 30		Nine Months Ended September 30
	2014	2013	2014	2013
Numerator:
Net income attributable to Brookfield Residential	$86,059	$34,616	$153,288	$63,130
Less: Preferred Share dividends	—	—	(61)	(64)

Net income attributable to common shareholders	$86,059	$34,616	$153,227	$63,066

Denominator (in 000s of shares):
Basic weighted average shares outstanding	116,106	116,856	116,664	116,550
Net effect of convertible Preferred Shares	—	175	—	175
Net effect of share options assumed to be exercised	1,207	753	1,260	775

Diluted weighted average shares outstanding	117,313	117,784	117,924	117,500

Basic earnings per share	$0.74	$0.30	$1.31	$0.54

Diluted earnings per share	$0.73	$0.29	$1.30	$0.54

Note 15. Commitments, Contingent Liabilities and Other

(a) When selling a home, the Company’s subsidiaries provide customers with a limited warranty. The Company has always maintained a strategy of being highly active in addressing construction defect claims through its customer service operation. Through this approach, the Company is able to connect with homeowners, provide maintenance advice, fix problems as they arise and prevent future defects from occurring, with the objective of addressing whatever situation presents itself before any litigation is necessary. The Company estimates the costs that may be incurred under each limited warranty and records a liability in the amount of such costs at the time the revenue associated with the sale of each home is recognized. In addition, the Company has insurance in place where its subsidiaries are subject to the respective warranty statutes in the state or province where the Company conducts business, which range up to ten years for latent construction defects. Factors that affect the Company’s warranty liability include the number of homes sold, historical and anticipated rates of warranty claims, and cost per claim. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. The following table reflects the changes in the Company’s estimated warranty liability for the nine months ended September 30, 2014 and 2013:

Brookfield Residential Properties Inc.	59

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

(all dollar amounts are in thousands of U.S. dollars)

	Nine Months Ended September 30
	2014	2013
Balance, beginning of period	$13,134	$14,179
Payments and other adjustments made during the period	(3,183)	(5,956)
Warranties issued during the period	5,172	3,390
Adjustments made for pre-existing warranties	(43)	22

Balance, end of period	$15,080	$11,635

(b)	The Company has committed to future minimum payments for lease and other obligations as follows:

Years of Expiry
2014	$2,276
2015	6,607
2016	6,129
2017	5,795
2018	5,410
Thereafter	17,720

$43,937

(c)	As at September 30, 2014, $1.2 million (December 31, 2013—$2.0 million) of the amount held in other assets related to land purchase obligations. The total amount owing on these obligations is $29.7 million (December 31, 2013—$22.1 million).

Note 16. Guarantees

(a) The Company has provided financial guarantees for municipal bonds which, as at September 30, 2014, amounted to $10.7 million (December 31, 2013 – $10.7 million), which have not been recognized in the condensed consolidated financial statements. These guarantees arose from the issuance of tax-exempt municipal bonds for infrastructure construction in the Company’s U.S. operations. The terms of the guarantees span the life of the projects, which range from three to ten years. The values of the guarantees are reduced as completion milestones are achieved on the projects and are terminated on or before community build out. Payment of the guarantees is triggered in the event that the debt payments to the bondholders are not fulfilled. The Company has not been required to make any payments under these guarantees.

(b) In the ordinary course of business, the Company has provided construction guarantees in the form of letters of credit and performance bonds. As at September 30, 2014, these guarantees amounted to $362.9 million (December 31, 2013 – $256.4 million) and have not been recognized in the condensed consolidated financial statements. However, the proportionate development costs that relate to lots that have been sold are accrued in accounts payable and other liabilities. Such guarantees are required by the municipalities in which the Company operates before construction permission is granted.

The scope of these guarantees covers specific construction obligations of individual projects as they are developed, and the terms of these guarantees span the life of the projects, which range from three to ten years. The values of the guarantees are reduced as completion milestones are achieved on the projects.

These guarantees are terminated only when the municipality has issued conditions to release a Final Acceptance Certificate or similar document to the Company, which verifies that the Company has fulfilled all its contractual obligations. Payments of the guarantees are triggered in the event expired letters of credit or performance bonds are not renewed and the contractual obligations have not been fulfilled. The Company has not been required to make any payments under these construction guarantees.

Note 17. Fair Value Measurements

The fair value of a financial instrument is the amount of consideration that would be agreed upon in an arm’s-length transaction between knowledgeable, willing parties who are under no compulsion to act. Fair values are determined by reference to quoted bid or ask prices, as appropriate. Where bid and ask prices are unavailable, the closing price of the most recent transaction of that instrument is used. In the absence of an active market, fair values are determined based on prevailing market rates for instruments with similar characteristics and risk profiles or internal or external valuation models, such as option pricing models and discounted cash flow analysis, using observable market inputs.

Fair values determined using valuation models require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those assumptions, the Company looks primarily to external readily observable market inputs such as interest rate yield curves, currency rates and price and rate volatilities as applicable.

60	Q3 2014 Interim Report

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

(all dollar amounts are in thousands of U.S. dollars)

The fair value measurements for land and housing inventory were determined by comparing the carrying amount of an asset to its expected future cash flows. To arrive at the estimated fair value of land and housing inventory deemed to be impaired during the nine months ended September 30, 2014, the Company estimated the cash flow for the life of each project. Specifically, project by project, the Company evaluated the margins on homes that have been closed, margins on sales contracts which are in backlog and estimated margins with regard to future home sales over the life of the projects, as well as estimated margins with respect to future land sales. The Company evaluated and continues to evaluate projects where inventory is turning over more slowly than expected or whose average sales price and margins are declining and are expected to continue to decline. These projections take into account the specific business plans for each project and management’s best estimate of the most probable set of economic conditions anticipated to prevail in the market area. Such projections generally assume current home selling prices, with cost estimates and sales rates for short-term projects consistent with recent sales activity. For longer-term projects, planned sales rates for 2014 generally assume recent sales activity and normalized sales rates beyond 2014. If the future undiscounted cash flows are less than the carrying amount, the asset is considered to be impaired and is then written down to fair value less estimated selling costs.

There are several factors that could lead to changes in the estimate of future cash flows for a given project. The most significant of these include the sales pricing levels actually realized by the project, the sales rate, and the costs incurred to construct the homes. The sales pricing levels are often inter-related with sales rates for a project, as a price reduction usually results in an increase in the sales rate. Further, pricing is heavily influenced by the competitive pressures facing a given community from both new homes and existing homes, including foreclosures.

The Company has reviewed all of its projects for impairment in accordance with the provisions of ASC Topic 360 Property, Plant and Equipment and ASC Topic 820 Fair Value Measurements and Disclosures. For the three and nine months ended September 30, 2014 and 2013, no impairment charges were recognized.

Hedging Activities

The Company uses derivative and non-derivative financial instruments to manage or maintain exposures to interest, currency, credit and other market risks. For certain derivatives which are used to manage exposures, the Company determines whether hedge accounting can be applied. To qualify for hedge accounting, the derivative must be highly effective in accomplishing the objective of offsetting changes in the fair value or cash flows attributable to the hedged risk both at inception and over the life of the hedge. If it is determined that the derivative is not highly effective as a hedge, hedge accounting is discontinued prospectively.

Net Investment Hedges

The Company uses foreign currency denominated debt instruments to manage its foreign currency exposures arising from net investments in foreign operations. For the three and nine months ended September 30, 2014, an unrealized pre-tax loss of $nil for both periods (2013 – pre-tax loss of $nil) was recorded in other comprehensive income for the effective portion of hedges of net investments in foreign operations.

Fair Value Hierarchy

Fair value hierarchical levels are directly determined by the amount of subjectivity associated with the valuation inputs of these assets and liabilities. The fair value hierarchy requires a company to prioritize the use of observable inputs and minimize the use of unobservable inputs in measuring fair value.

As at September 30, 2014, all of the Company’s financial assets and liabilities, except for the equity swap contract and the interest rate swap contracts, are recorded at their carrying value as it approximates fair value due to their short term nature. Assets and liabilities measured at fair value on a recurring basis include $4.3 million (December 31, 2013 – $12.7 million) of financial assets based on management’s best estimates and $4.8 million (December 31, 2013 – $6.5 million) of financial liabilities which are measured at fair value using valuation inputs based on a model-based techniques or similar instruments in markets that are not active. The following table categorizes financial assets and liabilities, which are carried at fair value, based upon the level of input to the valuations as described in Note 1 “Significant Accounting Policies”:

Brookfield Residential Properties Inc.	61

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

(all dollar amounts are in thousands of U.S. dollars)

	September 30, 2014			December 31, 2013
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Financial assets
Receivables and other assets (a)	$—	$—	$4,270	$—	$—	$12,676
Restricted cash	3,741	—	—	8,169	—	—
Cash and cash equivalents	159,775	—	—	319,735	—	—

	$163,516	$—	$4,270	$327,904	$—	$12,676

Financial liabilities
Bank indebtedness and other financings	$—	$—	$—	$—	$—	$—
Notes payable	—	—	—	—	—	—
Accounts payable and other liabilities (b)	—	4,811	—	—	6,497	—

	$—	$4,811	$—	$—	$6,497	$—

(a)	The fair value measurement for the equity swap contracts are determined using the intrinsic valuation technique. Inputs used in the calculation are the notional amount ($16.20), share price ($18.89) and the number of underlying shares (1,585,889).
(b)	The fair value measurements for the interest rate swap contracts are determined based on notional amounts, terms to maturity, and the LIBOR rates. The LIBOR rates vary depending on the term to maturity and the conditions set out in the underlying swap agreements.

The following is a reconciliation of Level 3 (equity swap) fair value measurements:

	For the Period Ended
	September 30 2014	December 31 2013
Balance, beginning of period	$12,676	$9,014
Total (losses) / gains for the period included in earnings (or changes in net assets)	(8,406)	3,662

Balance, end of period	$4,270	$12,676

Note 18. Managing Risks

The Company is exposed to the following risks as a result of holding financial instruments: (a) market risk (i.e. interest rate risk, currency risk and other price risk that impact the fair values of financial instruments); (b) credit risk; and (c) liquidity risk. The following is a description of these risks and how they are managed:

(a)	Market Risk

Market risk is defined for these purposes as the risk that the fair value or future cash flows of a financial instrument held by the Company will fluctuate because of changes in market prices. Market risk includes the risk of changes in interest rates, currency exchange rates and changes in market prices due to factors other than interest rates or currency exchange rates, such as changes in equity prices, commodity prices or credit spreads.

The Company manages market risk from foreign currency assets and liabilities and the impact of changes in currency exchange rates and interest rates, by funding assets with financial liabilities in the same currency and with similar interest rate characteristics, and holding financial contracts such as interest rate derivatives to minimize residual exposures.

Financial instruments held by the Company that are subject to market risk include other financial assets, borrowings, and derivative instruments such as interest rate and equity swap contracts.

Interest Rate Risk

The Company is exposed to financial risk that arises from fluctuations in interest rates. The interest-bearing assets and liabilities of the Company are mainly at floating rates and, accordingly, their fair values approximate their carrying value. The Company would be negatively impacted on balance, if interest rates were to increase. From time to time,

62	Q3 2014 Interim Report

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

(all dollar amounts are in thousands of U.S. dollars)

the Company enters into interest rate swap contracts. As at September 30, 2014, the Company had two interest rate swap contracts outstanding totalling $50.0 million at an average rate of 5.08% per annum. The two contracts expire in 2016. At September 30, 2014, the fair market value of the contracts was a liability of $4.8 million (December 31, 2013 – liability of $6.5 million) and was included in accounts payable and other liabilities. Income of $0.1 and expense of $0.2 was recognized during the three and nine months ended September 30, 2014, respectively (2013 – expense of $0.5 million and income of $0.3 million) and was included in other income. All interest rate swaps are recorded at fair market value and fluctuations in fair market value are presented in the consolidated statements of operations as hedge accounting has not been applied. Refer to Note 17 “Fair Value Measurements” for additional disclosure.

The fair value of debt with fixed interest rates is determined by discounting contractual principal and interest payments at estimated current market interest rates determined with reference to current benchmark rates for a similar term and current credit spreads for debt with similar terms and risk. As at September 30, 2014, the fair value of debt exceeded its book value of all outstanding debt by $11.9 million (December 31, 2013 – fair value of debt exceeded book value by $2.0 million). The lands to which these borrowings relate generally secure these principal amounts.

Currency Exchange Rate Risk

Changes in currency rates will impact the carrying value of financial instruments denominated in currencies other than the U.S. dollar.

As at September 30, 2014, the Company does not hold any hedging instruments in currencies other than U.S. dollars.

Other Price Risk

Other price risk is the risk of variability in fair value due to movements in equity prices or other market prices such as commodity prices and credit spreads.

Financial instruments held by the Company that are exposed to equity price risk include equity derivatives. A 5% decrease in the market price of equity derivatives held by the Company would have decreased net income by $3.1 million (December 31, 2013 – $1.9 million). The Company’s liability in respect of equity compensation arrangements is subject to variability based on changes in the Company’s underlying Common Share price. To hedge against future deferred share unit payments, in May 2013 and in September 2011, the Company entered into two separate total return swap transactions at a weighted average cost of $16.20 per share on 1,585,889 shares. Both swaps mature in September 2016. At September 30, 2014, the fair market value of the total return swaps was an asset of $4.3 million and was included in accounts receivable and other assets (December 31, 2013 – asset of $12.7 million). Expense of $2.9 million and $8.4 million was recognized related to the total return swaps during the three and nine months ended September 30, 2014, respectively (2013 – income of $1.5 million and income of $1.8 million), and was included in selling, general and administrative expense. Also included in selling, general and administrative expense for the three and nine months ended September 30, 2014 was expense of $1.6 million and $6.3 million (2013 – expense of $4.0 million and $12.5 million, respectively), relating to the Company’s share-based compensation plans. The total return swap is recorded at fair market value and is recorded through the condensed consolidated statements of operations because hedge accounting has not been applied. See Note 17 “Fair Value Measurements” for additional disclosure.

(b)	Credit Risk

Credit risk is the risk of loss due to the failure of a borrower or counterparty to fulfill its contractual obligations. The Company’s exposure to credit risk in respect of financial instruments relates primarily to counterparty obligations regarding derivative contracts and receivables.

The Company assesses the credit worthiness of each counterparty before entering into contracts and ensures that counterparties meet minimum credit quality requirements. The credit risk of derivative financial instruments is generally limited to the positive fair value of the instruments, which, in general, tends to be a relatively small proportion of the notional value. Substantially all of the Company’s derivative financial instruments involve either counterparties that are banks or other financial institutions in North America that have embedded credit risk mitigation features. The Company does not expect to incur credit losses in respect of any of these counterparties. The maximum exposure in respect of receivables is equal to the carrying value.

(c)	Liquidity Risk

Liquidity risk is the risk that the Company cannot meet a demand for cash or fund an obligation as it comes due. Liquidity risk also includes the risk of not being able to liquidate assets in a timely manner at a reasonable price.

To ensure the Company is able to react to contingencies and investment opportunities quickly, the Company maintains sources of liquidity at the corporate and subsidiary levels. The primary source of liquidity consists of cash and other financial assets, net of deposits and other associated liabilities, and undrawn committed credit facilities.

Brookfield Residential Properties Inc.	63

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

(all dollar amounts are in thousands of U.S. dollars)

The Company is subject to the risks associated with debt financing, including the ability to refinance indebtedness at maturity. The Company believes these risks are mitigated through the use of long-term debt secured by high quality assets, maintaining debt levels that are in management’s opinion relatively conservative, and by diversifying maturities over an extended period of time. The Company also seeks to include in its agreements terms that protect the Company from liquidity issues of counterparties that might otherwise impact the Company’s liquidity.

A summary of the Company’s contractual obligations and purchase agreements as at September 30, 2014 is as follows:

	Payment Due by Period
	Total	Less than 1 Years	1 – 3 Years	3 – 5 Years	More than 5 Years
Notes payable(1)	$1,100,000	$—	$—	$—	$1,100,000
Interest on notes payable	498,500	69,625	139,250	139,250	150,375
Secured VTB mortgages(2)(3)	92,426	27,890	46,511	14,666	3,359
Bank indebtedness(2)(3)	165,538	6,084	159,454	—	—
Accounts payable and other liabilities(4)	443,265	443,265	—	—	—
Operating lease obligations(5)	43,937	2,276	12,736	11,205	17,720
Purchase agreements(6)	29,732	10,946	18,780	6	—

(1)	Amounts are included on the condensed consolidated balance sheets. See Note 7 for additional information regarding notes payable.
(2)	Amounts are included on the condensed consolidated balance sheets. See Note 8 for additional information regarding bank indebtedness and other financings and related matters.
(3)	Amounts do not include interest due to the floating nature of the debt. See Note 8 for additional information regarding floating rate debt.
(4)	Amounts are included on the condensed consolidated balance sheets. See Note 9 for additional information regarding accounts payable and other liabilities.
(5)	Amounts relate to non-cancellable operating leases involving office space, design centres and model homes.
(6)	See Note 15 for additional information regarding purchase agreements.

Note 19. Segmented Information

As determined under ASC Topic 280 Segment Reporting, the Company has the following segments: Canada, California and Central and Eastern U.S.

The Company is a land developer and residential homebuilder. The Company is organized and manages its business based on the geographical areas in which it operates. Each of the Company’s segments specializes in lot entitlement and development and the construction of single family and multi-family homes. The Company evaluates performance and allocates capital based primarily on return on assets together with a number of other risk factors. Earnings performance is measured using income before income taxes. The accounting policies of the segments are the same as those referred to in Note 1, “Significant Accounting Policies.”

Corporate and other is a non-operating segment that develops and implements strategic initiatives and supports the operating divisions by centralizing key administrative functions, such as accounting, finance and treasury, information technology, compliance, risk management, litigation, marketing and human resources. Corporate also provides the necessary administrative functions to support being a publicly traded company.

The following tables summarize select information on the Company’s condensed consolidated statements of operations by reportable segments:

	Three Months Ended September 30, 2014
	Canada	California	Central and Eastern U.S.	Corporate and Other	Total
Revenues	$184,834	$140,801	$29,681	$—	$355,316
Direct cost of sales	(121,774)	(101,181)	(25,717)	—	(248,672)

	63,060	39,620	3,964	—	106,644
Equity in earnings	(123)	2,492	255	—	2,624
Expenses	(15,514)	(11,366)	(8,896)	(25,876)	(61,652)

Income/(loss) before income taxes	$47,423	$30,746	$(4,677)	$(25,876)	$47,616

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BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

(all dollar amounts are in thousands of U.S. dollars)

	Three Months Ended September 30, 2013
	Canada	California	Central and Eastern U.S.	Corporate and Other	Total
Revenues	$196,283	$90,796	$45,476	$—	$332,555
Direct cost of sales	(126,352)	(68,164)	(39,075)	—	(233,591)

	69,931	22,632	6,401	—	98,964
Equity in earnings	(126)	1,579	(688)	—	765
Expenses	(16,931)	(7,284)	(6,519)	(24,472)	(55,206)

Income/(loss) before income taxes	$52,874	$16,927	$(806)	$(24,472)	$44,523

	Nine Months Ended September 30, 2014
	Canada	California	Central and Eastern U.S.	Corporate and Other	Total
Revenues	$446,014	$335,833	$102,889	$—	$884,736
Direct cost of sales	(287,998)	(244,640)	(88,438)	—	(621,076)

	158,016	91,193	14,451	—	263,660
Gain on commercial assets held for sale	31,549	1,378	—	—	32,927
Equity in earnings	(368)	4,491	6,915	—	11,038
Expenses	(47,870)	(24,439)	(25,663)	(78,304)	(176,276)

Income/(loss) before income taxes	$141,327	$72,623	$(4,297)	$(78,304)	$131,349

	Nine Months Ended September 30, 2013
	Canada	California	Central and Eastern U.S.	Corporate and Other	Total
Revenues	$484,847	$218,772	$97,827	$—	$801,446
Direct cost of sales	(317,268)	(172,246)	(84,837)	—	(574,351)

	167,579	46,526	12,990	—	227,095
Equity in earnings	(459)	5,386	(1,168)	—	3,759
Expenses	(47,157)	(23,897)	(18,870)	(59,550)	(149,474)

Income/(loss) before income taxes	$119,963	$28,015	$(7,048)	$(59,550)	$81,380

Brookfield Residential Properties Inc.	65

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

(all dollar amounts are in thousands of U.S. dollars)

The following tables summarize select information on the Company’s condensed consolidated balance sheets by reportable segments:

	As at September 30, 2014
	Canada	California	Central and Eastern U.S.	Corporate and Other	Total
Land held for development	$613,140	$351,272	$451,136	$—	$1,415,548
Land under development	232,546	319,869	164,534	—	716,949
Housing inventory	177,756	148,165	73,574	—	399,495
Model homes	16,506	33,430	5,558	—	55,494

Total land and housing inventory	1,039,948	852,736	694,802	—	2,587,486
Investments in unconsolidated entities	43,267	123,499	71,028	—	237,794
Other assets (1)	141,702	42,313	93,178	244,191	521,384

Total assets	$1,224,917	$1,018,548	$859,008	$244,191	$3,346,664

	As at December 31, 2013
	Canada	California	Central and Eastern U.S.	Corporate and Other	Total
Land held for development	$699,811	$385,860	$439,648	$—	$1,525,319
Land under development	222,139	279,179	121,350	—	622,668
Housing inventory	82,561	78,593	52,195	—	213,349
Model homes	14,266	18,079	5,561	—	37,906

Total land and housing inventory	1,018,777	761,711	618,754	—	2,399,242
Investments in unconsolidated entities	45,242	92,380	68,576	—	206,198
Commercial assets held for sale	32,582	15,151	—	—	47,733
Other assets (1)	193,649	40,652	93,137	363,150	690,588

Total assets	$1,290,250	$909,894	$780,467	$363,150	$3,343,761

(1)	Other assets presented in above tables within the operating segments note includes receivables and others assets, cash, restricted cash and deferred income tax assets.

Note 20. Related Party Transactions

Related parties include the directors, executive officers, director nominees or greater than 5% shareholders, and their respective immediate family members. There are agreements among the Company’s affiliates to which the Company is a party or subject to, including a name license and an unsecured revolving credit facility. The Company’s significant related party transactions as of and for the three and nine months ended September 30, 2014 and 2013 were as follows:

•	In 2013, the Company purchased the tax attributes of a subsidiary of Brookfield Asset Management Inc. in consideration for a $33.3 million (2012—$25.6 million) non-interest bearing promissory note. During the three and nine months ended September 30, 2014, $5.5 million and $16.5 million, respectively, (2013—$6.2 million and $18.7 million) of this note was repaid. These transactions were recorded at the exchange amount.

•	During the three and nine months ended September 30, 2014, the Company paid $nil and $10.3 million (2013—$nil and $17.7 million, respectively) to Brookfield Asset Management Inc. for Canadian tax credits. The transactions were recorded at the exchange amount.

66	Q3 2014 Interim Report

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

(all dollar amounts are in thousands of U.S. dollars)

Note 21. Subsequent Events

On October 17, 2014, one of the Company’s investments in unconsolidated entities in Phoenix, Arizona sold a total of 1,078 lots for total revenue of $59.5 million. The Company’s share of the equity earnings from this transaction was $11.0 million.

On October 23, 2014, Brookfield Asset Management Inc. announced that it had made a proposal to the Company to acquire the approximately 30% of the common shares of the Company that it does not already own for $23.00 cash per share. The board of directors of the Company has established a special committee of independent directors to review and consider the proposal.

Brookfield Residential Properties Inc.	67

CORPORATE INFORMATION

CORPORATE PROFILE

Brookfield Residential Properties Inc. is a North American land developer and homebuilder, active primarily in eleven markets. We entitle and develop land to create master-planned communities and build and sell lots to third-party builders, as well as to our own homebuilding division. We also participate in selected, strategic real estate opportunities, including infill projects, mixed-use developments, infrastructure projects, and joint ventures. Brookfield Residential is listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbol “BRP”. For more information, please visit our website at www.brookfieldrp.com. Brookfield Residential’s public filings under applicable Canadian securities law are available on SEDAR at www.sedar.com and under applicable U.S. federal securities laws are available on EDGAR at www.sec.gov.

BROOKFIELD RESIDENTIAL PROPERTIES INC.

4906 Richard Road S.W.

Calgary, Alberta T3E 6L1

Tel: (403) 231-8900

Fax: (403) 231-8960

Email: info@brookfieldrp.com

Website: www.brookfieldrp.com

SHAREHOLDER INQUIRIES

Brookfield Residential welcomes inquiries from shareholders, analysts, media representatives and other interested parties. Questions relating to investor relations or media inquiries can be directed to Nicole French, Manager, Investor Relations and Communications, at (403) 231-8952 or via e-mail at nicole.french@brookfieldrp.com. Inquiries regarding financial results should be directed to either Craig Laurie, Executive Vice President and Chief Financial Officer, at (212) 417-7040 or via e-mail at craig.laurie@brookfieldrp.com or Thomas Lui, Corporate Controller, at (403) 231-8938 or via e-mail at thomas.lui@brookfieldrp.com.

Shareholder questions relating to dividends, address changes and share certificates should be directed to the Company’s Transfer Agent:

CST TRUST COMPANY

By mail: Tel: Fax: E-mail: Website:	P.O. Box 700 Station B Montreal, Quebec, H3B 3K3 (800) 387-0825; (416) 682-3860 (888) 249-6189 inquiries@canstockta.com www.canstockta.com	By courier:	320 Bay Street B1 Level Toronto, Ontario, M5H 4A6

COMMUNICATIONS

We strive to keep our shareholders updated on our progress through a comprehensive annual report, quarterly interim reports, periodic press releases and quarterly conference calls.

Brookfield Residential maintains a website, www.brookfieldrp.com, which provides access to our published reports, press releases, statutory filings, supplementary information and share and dividend information as well as summary information on the Company. Information available on or accessible through this website is not incorporated herein by reference.

We maintain an investor relations program and respond to inquiries in a timely manner. Management meets on a regular basis with investment analysts and shareholders to ensure that accurate information is available to investors, and conducts quarterly conference calls and webcasts to discuss the Company’s financial results. We strive to disseminate material information about the Company’s activities to the media in a timely, factual and accurate manner.

68	Q3 2014 Interim Report